2002 ANNUAL REPORT



we are

CAPABLE ▷
GROWING ▷
CONNECTED ▷

OTTER TAIL CORPORATION

▶ CONTENTS

▶ HIGHLIGHTS OF THE YEAR

	2002	2001	Percent change
CONSOLIDATED OPERATIONS:			
Total operating revenues	$ 710,116,000	$ 654,132,000	8.6
Net income	46,128,000	43,603,000	5.8
Basic earnings per share	1.80	1.69	6.5
Diluted earnings per share	1.79	1.68	6.5
Dividends per common share	1.06	1.04	1.9
Return on average common equity	15.3%	15.5%	(1.3)
Book value per common share	12.25	11.33	8.1
Cash flow from operations	76,797,000	77,529,000	(0.9)
Number of common shares outstanding	25,592,160	24,653,490	3.8
Number of common shareholders	14,503	14,358	1.0
Closing stock price	26.90	29.14	(7.7)
Total return (share price appreciation plus dividends)	(4.0)%	8.7%	—
Total market value of common stock	688,429,000	718,403,000	(4.2)
ELECTRIC OPERATIONS:			
Operating revenues:			
Retail	$ 206,660,000	$ 199,101,000	3.8
Wholesale	82,244,000	98,386,000	(16.4)
Other	18,499,000	10,197,000	81.4
Total electric operating revenues	$ 307,403,000	$ 307,684,000	(0.1)
Total retail electric sales (kwh)	3,690,587,000	3,605,650,000	2.4
Operating income	53,720,000	57,150,000	(6.0)
Customers	127,157	126,618	0.4
Gross plant investment	874,505,000	835,564,000	4.7
Total assets	550,855,000	523,948,000	5.1
Capital expenditures	45,842,000	34,992,000	31.0
Employees (includes temporary and part-time)	728	758	(4.0)
NONELECTRIC OPERATIONS:			
Operating revenues	$ 402,713,000	$ 346,448,000	16.2
Operating income	28,262,000	20,334,000	39.0
Total assets	327,881,000	258,593,000	26.8
Capital expenditures	29,691,000	18,604,000	59.6
Employees (includes temporary and part-time)	2,383	2,162	10.2

we are

▼

CAPABLE

From our roots as Otter Tail Power Company, we have a foundation and distinctive reputation that extends over nearly a century. Today, as Otter Tail Corporation, our name continues to signify a progressive and reliable organization intensely dedicated to providing value for our shareholders, customers and employees.

GROWING

Sustainable growth requires a bold, yet sound, strategy. We nurture the best opportunities for expansion and economic growth within our existing businesses, which are led by dedicated, experienced teams. And we seek to acquire companies with growth potential that fit well with our strategic vision.

CONNECTED

The combined size of our organization makes us stronger. We have greater access to resources. We openly share expertise and best practices among our management teams. The diversity of our business lines provides balance across the whole organization and buffers the economic swings within any specific industry.

OTTER TAIL CORPORATION

Exceptional employees. Strong track records. Strategic foresight. Credible leaders. Together, we are more than 3,000 people working in electric utility operations, health services, manufacturing, plastics, construction, transportation, telecommunications and entertainment. Otter Tail companies serve customers in all 50 states and Canada.



JOHN ERICKSON, PRESIDENT AND CEO

to our

Timeless traits define us:

we are CAPABLE

we are GROWING

we are CONNECTED

And one entity unites us:

we are OTTER TAIL CORPORATION

Credibility is not achieved with shortcuts. It is built over time, requiring effort and integrity. We understand this at Otter Tail Corporation. So we work hard to carry out sound strategies, achieve our goals and establish trust in our organization. Year after year, we do what we say we will do. The dedication and resourcefulness of our people—now 3,000 strong—served us well in 2002. Despite the difficult economic climate, we continued our record of steady, dependable growth.

- Operating revenues increased to $710 million in 2002 from $654 million in 2001.
- Net income reached $46.1 million compared with $43.6 million in 2001.
- Earnings per share increased to $1.79.
- Dividends continued to grow. The common dividend paid in 2002 was $1.06 per share. In February 2003, our Board of Directors raised the dividend to an indicated annual rate of $1.08 per share. This is the 28th consecutive year of dividend growth.

The practice of providing dividends is undergoing a renewed focus at many companies. At Otter Tail Corporation, we have paid dividends for more than 60 years without interruption or reduction. Generations of shareholders have counted on our organization to increase earnings and provide dividends. We intend to continue to deliver on those expectations.

In the face of challenging market conditions, Otter Tail Corporation stock fared well relative to peers and the market in general, proving the effectiveness of our diversification strategy. Strong contributions from our electric, plastics and health services business segments in 2002 offset financial slowdowns in other operations.

While our stock price decreased 7.7% in 2002, it significantly outperformed the major industry indices. In 2002, the Dow Jones Utility Average was down 26.8%, Standard & Poor's

GROWTH OF $1,000 INVESTMENT IN OTTER TAIL COMMON STOCK MADE DECEMBER 31, 1992


$3,000
$2,400
$1,800
$1,200
$600
$1,066
$1,082
$1,252
$1,185
$1,477
$1,637
$1,616
$2,502
$2,728
$2,614
93 94 95 96 97 98 99 00 01 02

Shareholder value compounded at an average rate of 10.1% per year over the past ten years.

EARNINGS PER SHARE GROWTH


$2.00
$1.60
$1.20
$0.80
$0.40
$0.99
$0.20
$0.96
$0.27
$0.97
$0.32
$1.06
$0.30
$0.98
$0.43
$0.34
$1.09
$0.50
$1.25
$0.43
$1.23
$0.56
95 96 97 98 99 00 01 02

Radio station sale gain
Nonelectric
Electric

Earnings per share have grown at a compounded annual rate of 6% over the past seven years.

MARKET CAPITALIZATION *(millions)*
(as of December 31)


$750
$600
$450
$300
$150
$444
$474
$447
$662
$718
$688
97 98 99 00 01 02

Our market capitalization has increased 55% over the past five years. Over that same period of time, we've paid out $123 million in common dividends.

SHAREHOLDERS

OUR VISION

To create value and growth through the acquisition, long-term ownership and decentralized operation of diverse businesses.

OUR MISSION

To create value for our customers, shareholders and employees: for customers by focusing on their needs and providing quality products and services; for shareholders by providing returns on their investments that consistently are above average; and for employees by providing economic and career-development opportunities in a challenging, rewarding environment.

Utility Index was down 15.4% and the Edison Electric Institute Index of Investor-Owned Utilities was down 14.7%. Otter Tail Corporation stock also outpaced the market in general as the Dow Jones Industrials were down 16.8% and the Nasdaq Composite Index decreased 31.5%.

In October, the Edison Electric Institute (EEI) recognized our organization as a top performer in the 2002 EEI Peer Group Index, based on total shareholder return over a five-year period. Otter Tail Corporation placed fifth nationally among investor-owned electric utilities ranked by EEI with a total return on our stock of 93.7% for the period from September 1997 to September 2002. We take true satisfaction in providing shareholders with a sound investment during a volatile period.

This achievement is especially significant given the ongoing economic downturn, the deflating stock market and the implosion of several major corporations once perceived as star performers. In the past year, public confidence was shaken repeatedly by high-profile examples of unethical corporate conduct. At Otter Tail Corporation, we recognize the power of credibility and trust—the trust you place in us to deliver on expectations and in our approach to doing business. Our commitment to credibility is not mere lip service. We live it. And we know you not only expect it from us, you depend on it.

WE ARE CAPABLE

This was also a year of meaningful transition for Otter Tail Corporation. In April 2002, John MacFarlane retired as CEO but retained the role of chairman of the board. John's career at Otter Tail spanned 41 years, and we are fortunate to retain his solid expertise and counsel at the helm of the Board of Directors.

TEN YEARS OF REVENUE GROWTH *(millions)*


$750
$600
$450
$300
$150
$177 $33
$192 $73
$199 $88
$204 $122
$199 $172
$205 $194
$227 $206
$233 $256
$262 $325
$308 $346
$307 $403
92 93 94 95 96 97 98 99 00 01 02

☐ Nonelectric
☐ Electric

Total revenue has grown at a compounded annual rate of 13.0% over the past ten years.

OPERATING INCOME *(millions pre-tax)*


$100
$80
$60
$40
$20
$49 $3
$47 $7
$48 $8
$48 $10
$45 $14
$45 $18
$42 $17
$47 $21
$49 $25
$57 $20
$54 $28
92 93 94 95 96 97 98 99 00 01 02

☐ Nonelectric
☐ Electric

Operating income has grown at a compounded annual rate of 4.6% over the past ten years.

MARKET-TO-BOOK RATIOS


$30.00
$24.00
$18.00
$12.00
$6.00
2.1:1
1.9:1
2.6:1
2.6:1
2.2:1
98 99 00 01 02

☐ Year-end market price per share
▤ Year-end book price per share

Our stock has averaged better than a 2:1 market-to-book ratio over the past five years. That puts us among the top ten investor-owned utilities in the nation.

OUR VALUES

- *We will be fair, honest and ethical.*
- *We will attract and retain talented people.*
- *We will expect decentralized decision-making.*
- *We will be respectful of others.*
- *We will be resourceful and entrepreneurial.*
- *We will build relationships.*
- *We will be fiscally responsible.*
- *We will celebrate success and learn from mistakes.*
- *We will have a safe work environment.*

Having worked with John for 22 of those years, I learned a great deal from his leadership and organizational legacy. Under his direction in 1989, Otter Tail Power Company began to explore opportunities for acquisition and long-term ownership of nonutility businesses. This progressive plan—which evolved into Varistar Corporation—has driven solid growth over the years. Nonutility operations now represent more than half of total corporate revenues and nearly a third of corporate net income.

In 2001, we adopted the name Otter Tail Corporation to more accurately represent the broader scope of electric utility and nonutility operations. And in 2002, we retired the Varistar name to simplify the multiple layers of corporate identity. Along with this symbolic change came a key strategic appointment: Lauris Molbert transitioned from the role of Varistar president to chief operating officer and executive vice president for Otter Tail Corporation. He provides the primary connection between the corporation and the management teams across all the operating companies.

WE ARE GROWING

Collectively our operating companies again had a good year, increasing consolidated revenues and earnings. This is a testament to the hard work provided by the respective management teams in building the right strategies, setting appropriate financial targets and effectively executing their plans.

Otter Tail Power Company continued to provide a stable base to our earnings mix. This team persevered in the face of challenges during the year, most notably when company president Doug Kjellerup experienced a stroke and Chuck MacFarlane, vice president of finance and planning, became interim president. Prior to joining Otter Tail Power Company, Chuck honed his skills in management roles at NSP and Xcel Energy. His experience adds depth to our organization, and he brings exceptional insight and dedication to this critical leadership position.

Across the nonutility businesses, we made progress both in growing our existing businesses and in growing through acquisitions. Internal growth included significant plant expansions to increase capacity and services in the manufacturing and plastics segments. On the acquisition front, our health services segment added businesses in Texas and Wisconsin. The manufacturing

DIVIDEND PAYOUT RATIO


$1.25
$1.00
$0.75
$0.50
$0.25
$0.96
71%
$0.99
57%
$1.02
64%
$1.04
62%
$1.06
59%
98
99
00
01
02

▤ Dividend per share
☐ Payout ratio

Otter Tail has increased dividends while lowering the dividend payout ratio for the last several years.

DIVIDEND PAYMENT HISTORY


$1.25
$1.00
$0.75
$0.50
$0.25
Increased dividends annually since 1975
1938
45
50
55
60
65
70
75
80
85
90
95
2002

Otter Tail has paid common dividends every year since 1938 and increased those dividends each year since 1975.

COMPETITIVE ADVANTAGES

- *Otter Tail Corporation maintains a strong balance sheet.*
- *Our financial health does not rely on any one segment of the economy.*
- *Talented and resourceful people work together to make our organization successful.*

segment welcomed two waterfront equipment companies based in Minnesota and Missouri, which are aligning their complementary product lines to reach customers nationwide.

Our external growth strategy is clear: We seek to acquire successful, progressive companies that will provide immediate earnings and future growth potential. Retaining the existing management is vital. These business leaders inherently know what makes their companies thrive. With Otter Tail Corporation as the long-term owner, operating company leadership has access to increased resources and expanded growth opportunities to reach strategic goals.

Decision-making is decentralized yet supported with appropriate corporate direction and oversight. Our experience with diversification has entered a second decade, holding true to the test of time. What was once an intriguing and pioneering venture has become a proven, disciplined system that strengthens the entire organization.

WE ARE CONNECTED

At Otter Tail Corporation, we recognize that the talents and drive of our people set us apart. Our leaders are experienced, entrepreneurial and united in achieving solid results and meeting corporate objectives. We actively invest in cultivating the next generation of leaders so organizational knowledge and competence will carry forward as change and growth occur.

We share a cultural wisdom that demands we keep the long-range target constantly in sight and avoid the false lure of quick fixes. Therefore, our vision stays focused: Otter Tail Corporation creates value and growth through the acquisition, long-term ownership and decentralized operation of diverse businesses. We continue to move forward with stability, integrity and confidence. On behalf of the entire organization, I thank you—our shareholders—for supporting us on our course.



John Erickson
President and CEO

OTTER TAIL CORPORATION

ELECTRIC

Otter Tail Power Company
- ▷ Fergus Falls, MN
- ▷ Chuck MacFarlane
- ▶ 728 employees
- ▶ *www.otpco.com*

HEALTH SERVICES

DMS Health Group
- ▷ Fargo, ND
- ▷ Wayne Sanders
- ▶ 440 employees
- ▶ *www.dmshg.com*

MANUFACTURING

BTD Manufacturing, Inc.
- ▷ Detroit Lakes, MN
- ▷ Earl Rasmussen
- ▶ 345 employees
- ▶ *www.btdmfg.com*

Chassis Liner Corporation
- ▷ Alexandria, MN
- ▷ Kent Johnson
- ▶ 57 employees
- ▶ *www.chassisliner.com*

DMI Industries, Inc.
- ▷ West Fargo, ND
- ▷ Mike Hohl
- ▶ 159 employees
- ▶ *www.windtowers.com*

ShoreMaster, Inc.
Galva Foam Marine Industries, Inc.
- ▷ Fergus Falls, MN
  Camdenton, MO
- ▷ Erik Ahlgren
- ▶ 235 employees
- ▶ *www.shoremaster.com*

St. George Steel Fabrication, Inc.
- ▷ St. George, UT
- ▷ John Campos
- ▶ 95 employees
- ▶ *www.stgeorgesteel.com*

T.O. Plastics, Inc.
- ▷ Minneapolis, MN
- ▷ Chuck Goers
- ▶ 169 employees
- ▶ *www.toplastics.com*

PLASTICS

Northern Pipe Products, Inc.
- ▷ Fargo, ND
- ▷ Wayne Voorhees
- ▶ 101 employees
- ▶ *www.northernpipe.com*

Vinyltech Corporation
- ▷ Phoenix, AZ
- ▷ Steve Laskey
- ▶ 62 employees
- ▶ *www.vtpipe.com*

OTHER BUSINESSES

E.W. Wylie Corporation
- ▷ Fargo, ND
- ▷ Marv Skar
- ▶ 145 employees
- ▶ *www.wylietrucking.com*

Fargo Baseball LLC
Fargo Sports Concessions LLC
- ▷ Fargo, ND
- ▷ Lee Schwartz
- ▶ 214 employees
- ▶ *www.fmredhawks.com*

Moorhead Electric, Inc.
Aerial Contractors, Inc.
Dakota Direct Control, Inc.
- ▷ Moorhead, MN
- ▷ Paul Bruhn
- ▶ 282 employees
- ▶ *www.mwcsi.com*

Midwest Information Systems, Inc.
- ▷ Parkers Prairie, MN
- ▷ Mark Roach
- ▶ 22 employees
- ▶ *www.midwestinfo.com*

Otter Tail Energy Services Company, Inc.
- ▷ Fergus Falls, MN
- ▷ Chuck MacFarlane
- ▶ 21 employees
- ▶ *www.otesco.com*

- ▷ *Location of headquarters*
- ▷ *Operating company leader*
- ▷ *Employees as of December 31, 2002 (includes part-time and temporary)*
- ▶ *Web site address*

we are OTTER TAIL







ELECTRIC ▲ ▲ MANUFACTURING ▲ ▲ ▲ ▲ ▲

IN 1989, OUR ORGANIZATION STOOD AT A CROSSROADS—CONTINUE WITH THE ESTABLISHED HISTORICAL STRUCTURE AS AN ELECTRIC UTILITY OR EXPAND OPERATIONS INTO NONUTILITY BUSINESSES. MANAGEMENT CHOSE TO DIVERSIFY IN ORDER TO COUNTERACT THE PROSPECT OF LIMITED GROWTH IN REVENUES AND EARNINGS OF THE ELECTRIC UTILITY OPERATIONS. THE STRATEGY HAS PROVEN SUCCESSFUL. NONUTILITY OPERATIONS HAVE SPURRED GROWTH, REPRESENTING 57% OF CONSOLIDATED REVENUES AND 31% OF NET INCOME IN 2002.

STRATEGY FOR GROWTH

At Otter Tail Corporation, we focus on growing our operating companies and on acquiring well-managed companies with successful track records.

In 2002, we completed five acquisitions, broadening our manufacturing segment and expanding market reach in our health services segment.

Advancing our existing operations is as important as targeting good acquisition opportunities. Many examples of organic growth occurred in 2002, such as new services and innovations in the electric segment, significant manufacturing plant expansions, increases in the health services customer base, and record production levels and sales volume of PVC pipe at our plastics companies.

In order to deliver consistent growth and increase shareholder value, our companies must remain viable and lasting contributors. We do not engage in buying and selling businesses in pursuit of short-term gains.

As long-term owners, we provide our companies with access to resources needed for ongoing development and robust business momentum.

OPERATING MODEL

Otter Tail Corporation retains the skillful leadership team of a newly acquired company and preserves its core identity, culture and management focus. We are organized around a decentralized model in which the leaders of each operating company have the authority and responsibility to develop, determine and execute their respective business plans.

We aim to create an environment where entrepreneurial instincts flourish. Our decentralized model is accompanied by discipline, ensuring that the operating companies are aligned with corporate goals and values. Each leadership team works closely with a corporate liaison to understand and manage risks and expectations of business strategies. In addition, Otter Tail Corporation provides access to capital and other resources to appropriately expand the business. The result: growth, intensity, innovation and loyalty.

Our financial stability derives from our earnings mix. Diversified operations are composed of the following segments:

- Electric
- Health Services
- Manufacturing
- Plastics
- Other Businesses

CORPORATION



HEALTH SERVICES ▲ ▲



PLASTICS ▲ ▲



OTHER BUSINESSES ▲

OTTER TAIL CORPORATION

BUSINESS SEGMENTS | OPERATING COMPANY DESCRIPTIONS

ELECTRIC



Otter Tail Power Company provides reliable, low-cost electricity to more than 127,000 customers in 50,000 square miles of Minnesota, North Dakota and South Dakota. Peak demand in 2002 was 640,220 kilowatts and total generating capacity was 649,002 kilowatts. Power supply mix includes three coal-fired steam plants, six hydroelectric dams and three combustion turbine generators.
Coal-fired steam plant ownership and locations:

- Co-owns/operates Big Stone Plant, Milbank, SD; net capability 469 megawatts, Otter Tail share 253 megawatts.
- Co-owns/operates Coyote Station, Beulah, ND; net capability 427 megawatts, Otter Tail share 149 megawatts.
- Owns/operates Hoot Lake Plant, Fergus Falls, MN; net capability 155 megawatts.

HEALTH SERVICES



DMS Health Group is composed of five business units that deliver innovative, high-quality diagnostic imaging and healthcare solutions across the nation.

- DMS Health Technologies sells and installs diagnostic medical equipment and supplies, and provides ongoing service maintenance. Major distributor for Philips Medical Systems.
- DMS Imaging provides shared diagnostic medical imaging services (primarily mobile) for MRI, CT, nuclear medicine, PET, ultrasound, mammography and bone density analysis.
- DMS Interim Solutions offers interim and rental options for diagnostic imaging services.
- DMS MedSource Partners develops partnerships with healthcare providers to offer dedicated diagnostic imaging services, such as MRI.
- DMS Portable X-Ray delivers portable X-ray, ultrasound and EKG services to nursing homes and other facilities.

MANUFACTURING



BTD Manufacturing, Inc., provides metal fabrication services for custom machine parts and metal components through metal stamping, tool and die, machining, tube bending, welding and assembly.
Chassis Liner Corporation produces and markets auto and truck frame-straightening equipment and other automotive repair products.
DMI Industries, Inc., engineers and manufactures towers for the wind energy industry.
ShoreMaster, Inc., and Galva Foam Marine Industries, Inc., produce and market residential and commercial waterfront equipment, ranging from boatlifts and docks to full marina systems.
St. George Steel Fabrication, Inc., fabricates structural steel for buildings and bridges, as well as ductwork, conveyors, hoppers and plate steel products.
T.O. Plastics, Inc., manufactures and sells plastic thermoformed products for the horticulture industry and packing products for other industries.

PLASTICS



Northern Pipe Products, Inc., manufactures and sells PVC and polyethylene pipe used in municipal water, rural water, waste water and water reclamation systems in the northern, midwestern and western regions of the United States as well as in Canada.
Vinyltech Corporation manufactures and sells PVC pipe used in municipal water, rural water, waste water and water reclamation systems in the south-central, southwestern and western regions of the United States.

OTHER BUSINESSES



E.W. Wylie Corporation operates a fleet of approximately 200 trucks as a flatbed contract and common carrier.
Fargo Baseball, LLC, owns the Fargo-Moorhead RedHawks, a minor-league baseball team, and Fargo Sports Concessions, LLC, operates concessions at Newman Outdoor Field.
Midwest Construction Services, Inc., is composed of three companies: Moorhead Electric, Inc., provides full-service electrical contracting for industrial, commercial and healthcare sites and installs data cable for computer networking systems as well as underground copper cable and fiber optics; Aerial Contractors, Inc., constructs overhead and underground electric distribution and transmission lines; and Dakota Direct Control, Inc., installs building controls, including heating/cooling and security systems.
Midwest Information Systems, Inc., provides telephone, cable TV and Internet services.
Otter Tail Energy Services Company, Inc., provides natural gas, energy advising and other services.

REVENUES | OPERATING INCOME | 2002 ACCOMPLISHMENTS

$307.4 million



$53.7 million

- Realigned roles across the company to improve efficiency, accountability and workforce planning.
- Improved customer satisfaction, reliability and safety measurements and maintained low average residential rates compared with other investor-owned utilities in a seven-state area for North Dakota performance-based regulation.
- Achieved OSHA safety rate based on recordable injuries at less than half the industry average.
- With partners, pioneered Advanced Hybrid™ clean-air technology to make Big Stone one of the cleanest coal-burning power plants in the nation in terms of fine particle emissions.
- Constructed a 146-mile, 230,000-volt transmission line with other utility partners between the United States and Canada.
- Ratified three-year labor agreement.

$93.4 million



$8.4 million

- Acquired Computed Imaging Service, Inc., in Houston, Texas, and expanded market reach in the south-central United States.
- Acquired Mobile Diagnostic Services, Inc., in Fall River, Wisconsin.
- Adopted regional model for DMS Imaging management and field operations to increase productivity and efficiencies. Designated regional offices in Minneapolis, Minnesota; Sioux Falls, South Dakota; and Houston, Texas.
- Increased the number of PET systems in the DMS Imaging fleet from two to ten.
- Exhibited DMS Health Group at the Radiological Society of North America trade show, attended by 60,000 health professionals and exhibitors.

$142.4 million



$9.8 million

- Completed $7.5 million plant addition and equipment upgrade at BTD Manufacturing to prepare for addition of new metal fabrication products and services.
- Merged Precision Machine operations into BTD Manufacturing.
- Launched new Chassis Liner auto repair products.
- Completed $5 million plant expansion project at DMI, doubling wind tower production capacity.
- Acquired new waterfront equipment manufacturing businesses with ShoreMaster, based in Fergus Falls, Minnesota, and Galva Foam Marine Industries in Camdenton, Missouri.
- Launched successful 3M paint liner project at T.O. Plastics.

$82.9 million



$11.1 million

- Began constructing Northern Pipe Products' polyethylene pipe plant in Hampton, Iowa, scheduled to open in early 2003. Polyethylene pipe is a new product line.
- Consolidated resin purchasing for Northern Pipe Products and Vinyltech Corporation to create efficiencies.
- Achieved record production levels and sales volume of PVC pipe.

$84 million



$4.3 million*
**Does not include unallocated corporate overhead.*

- Established new E.W. Wylie trucking terminals in Des Moines, Iowa, and Fort Worth, Texas.
- Reorganized related construction firms under a new operating company, Midwest Construction Services, Inc.
- Expanded fiber-optic infrastructure of Midwest Information Systems.



we are

Reliability, safety are not accidents



► We are capable. Our skilled electrical workers start each day with tailgate meetings, left, to ensure that all workers are clear about construction methods and safe work procedures. The goal? No surprises. This ethic builds a cohesive team, increases productivity and allows Otter Tail Power Company to serve the needs of customers like Davisco, a dairy food-ingredient plant, above, in Lake Norden, South Dakota. In 2002, we built a distribution substation, buried primary cable and installed padmount transformers to support an expansion that will triple Davisco's electricity requirements. In 2003, we'll build 13 miles of transmission line to improve electric service reliability to the plant. And we'll do it with the same attention to detail that in 2002 helped us achieve our best safety record in five years. Our work practices—and our no-surprises goal—form the base from which we analyze and plan for industry changes. And they are how Otter Tail Power Company delivered 69% of Otter Tail Corporation's net income in 2002. It's no accident. ◄





Experienced, safety-conscious workers help deliver excellent service to Otter Tail Power Company customers. Left: Gene Scheff, supply driver; Lenard Fonder, service representative.

At Otter Tail Power Company, the individual strengths of our employees combine to create unified, capable teams. Top left, clockwise: Joe Denison, foreman; Brian Long, lineman; Shane St. Clair, service representative; and Rick Kraayenbrink, service representative.



CAPABLE

ELECTRIC OPERATIONS

Several factors helped Otter Tail Power Company exceed internal targets and deliver 69% of consolidated net income in 2002: unit volume increases in wholesale electricity sales, favorable interest rates, cost containment and profitable contract work for other utilities.

A major focus in 2002 involved evaluating role assignments to ensure strategically aligned resources. The review process included analyzing changes in demographics and technology, the scope of the three-state service area and the slowdown of electric industry deregulation to almost a halt in the region. Otter Tail Power Company reintegrated the Energy Supply and Energy Delivery business units developed three years ago in anticipation of deregulation.

Although the changing energy industry requires openness to new directions, Otter Tail Power Company also remains focused on the people who make the strategies successful. Engineers steward a well-maintained infrastructure, as proven by a 2002 average total outage per customer of only 75.2 minutes. Field personnel have intimate knowledge of communities and customers. Customer service representatives answer customer questions professionally. Plant personnel ensure efficient generating stations. Wholesale electricity marketers maintain a strong regional presence. Business analysts take an active role in industry changes.

Effective contribution takes more than internal diligence: It takes external collaboration.

New clean-air technology, for example, began operation at Big Stone Plant near Milbank, South Dakota, during October. This Advanced Hybrid™ filtering system—the result of a unique collaborative effort among the government, research community, Big Stone Plant owners led by Otter Tail Power Company and other members of private industry—is so effective that air leaving the plant contains fewer fine particles than the surrounding air. This makes Big Stone Plant one of the cleanest coal-burning power plants in the nation.

Also in 2002 Otter Tail Power Company, working with Xcel Energy and Manitoba Hydro, completed a 230,000-volt transmission line linking power suppliers in Minnesota, North Dakota and Canada. The project finished on time, under budget and without safety problems.

TWO GOALS DRIVE OTTER TAIL POWER COMPANY. ONE IS TO PROVIDE LOW-COST, HIGH-QUALITY SERVICE TO CUSTOMERS. THE OTHER IS TO MAKE DEPENDABLE CONTRIBUTIONS TO OTTER TAIL CORPORATION'S NET INCOME. WE REACHED THESE GOALS IN 2002 THROUGH MARKETING CONSTRUCTION SKILLS TO OTHER COMPANIES, PROMOTING NEW SERVICES, CONTAINING COSTS AND SELLING WHOLESALE ELECTRIC ENERGY. WITH A DEDICATION TO THE REGION THAT EXTENDS BEYOND SELF-INTEREST, OTTER TAIL POWER COMPANY IS COMMITTED TO ACHIEVING THESE GOALS AGAIN IN 2003.


dms HEALTH GROUP



A new mobile PET system, far left, drew attention at the Radiological Society of North America 2002 Conference in Chicago. Sandra Jaeger, account manager, and Pattie Dahl, administrative assistant, helped promote DMS services at the conference. Bottom photo: COO Ben Sanderson, on left, discusses DMS Imaging with an RSNA attendee.



we are

▶ ▶ The DMS Health Group expands horizons

▶ We are growing. During the past ten years, our health services segment experienced steady internal growth and completed several acquisitions. Starting with Otter Tail Corporation's 1993 acquisition of a $5.5 million imaging company, health services revenues grew to $93.4 million in 2002. The DMS Health Group has emerged as a national leader in delivering sophisticated diagnostic imaging services, equipment and technology, such as the computed tomography system shown above. Yet our growth strategy requires more than targeting the next acquisition. The DMS Health Group promotes internal growth in many ways. We constantly search for efficiencies in overall operations. We build partnerships with major technology producers and healthcare providers. We listen, learn and adopt best practices from new companies joining our ranks. Our goal is to provide those who need care with powerful technology tools and compassionate service, no matter where they live. And to do so, we will keep growing—in our product lines, in our services and in new regions. ◀


dms IMAGING

As the DMS Health Group expands operations and capabilities, leaders guide the organization to remain true to core values. Here are some of the DMS Health Group leaders, top left, clockwise: Michelle Parkinson, human resources director; Mark Doda, CFO; Wayne Sanders, president/CEO; and Nat Geissel, senior vice president, DMS Health Technologies.



HEALTH SERVICES

The health services segment encompasses five business units under the umbrella of the DMS Health Group: DMS Health Technologies, DMS Imaging, DMS Interim Solutions, DMS MedSource Partners and DMS Portable X-Ray. Health services revenues grew by 18% in 2002 and net income increased by 8%.

DMS Imaging completed two significant acquisitions in 2002. In May, the imaging business unit acquired Computed Imaging Service, Inc., of Houston, Texas, expanding our organization's market reach in the south-central United States. Now operating as part of DMS Imaging, the company provides computed tomography (CT) and magnetic resonance imaging (MRI) mobile services, interim rentals, and new, used and refurbished diagnostic imaging equipment.

In November, DMS Imaging announced the acquisition of Mobile Diagnostic Services, Inc., of Fall River, Wisconsin. The company supplies portable X-ray services to the state prison system, nursing homes and other healthcare facilities in and around Milwaukee, Madison, Wausau and Green Bay, Wisconsin. The new operation is now part of DMS Portable X-Ray, based in the Minneapolis/St. Paul metro region.

DMS Imaging provides mobile diagnostic imaging services throughout the United States, serving more than 450 healthcare facilities nationwide. During 2002, management adopted a regional operating model to improve resource allocation and customer responsiveness and to allow for faster, more effective decision-making. Regional offices were designated in Houston, Texas; Minneapolis, Minnesota; and Sioux Falls, South Dakota.

During 2002, DMS Imaging increased the number of positron emission tomography (PET) systems to ten in the mobile fleet. This positions DMS Imaging to capture the increasing demand for PET services, a sophisticated diagnostic tool for cancer and other diseases.

MANUFACTURING

The manufacturing segment consists of six companies that produce an array of custom products and components. These companies contributed $142.4 million to consolidated revenues and $4.5 million to net income in 2002.

Otter Tail Corporation expanded the manufacturing segment in May 2002 with the addition of ShoreMaster, Inc., a leading builder of boatlifts, docks and other waterfront equipment based in Fergus Falls, Minnesota. In October 2002, ShoreMaster acquired Galva Foam Marine Industries, Inc., of Camdenton, Missouri. ShoreMaster and Galva Foam manufacture residential and commercial waterfront products that they market through a network of dealers across the United States and Canada.

Uniting these two companies allows both to reach customers with a full spectrum of products for northern and southern climates.

To enhance customer service and realize operating efficiencies, two of Otter Tail Corporation's manufacturing companies combined forces in 2002. Precision Machine, a manufacturer of machined parts, merged into BTD Manufacturing, a company based in Detroit Lakes, Minnesota, that fabricates and assembles metal parts using stamping, welding, laser and punch cutting processes.

GROWING



we are

▶ ▶ ▶ ▶ **Leadership program develops talent**



▶ We are connected. The talents of our people provide the competitive edge. That's why Otter Tail Corporation created the Accelerated Leadership Program (ALP), an intensive course of study aimed at cultivating leaders across varied disciplines within our operating companies. These individuals, shown above in session and at left celebrating graduation, were selected for their enthusiasm and potential. During the past two years, they completed a series of seminars in which they interacted with internal and external experts, networked with peers in other companies and shared results of challenging assignments. Topics of study included business fundamentals from the Otter Tail perspective, with in-depth looks at management, finance, marketing, human resources and other key areas. As a new crop of go-getters enters the program, ALP graduates will prove apt mentors, driving more innovation throughout Otter Tail Corporation. ◀

Accelerated Leadership Program participants contributed original and thoughtful perspectives to learning events. Right: Kim Pederson, market planning manager, Otter Tail Power Company; Dale Olson, ultrasound sales manager, DMS Health Group; and Jeff Endrizzi, Big Stone Plant manager, Otter Tail Power Company.





Through the Accelerated Leadership Program, Otter Tail Corporation helps emerging leaders to connect across our diverse operating companies. Top left, clockwise: Tom Brause, HR/IT/safety director, Otter Tail Power Company; Dan Hoefs, operations director, DMI Industries; Brent Hildyard, sales manager, Vinyltech Corporation; and Wayne Schwartz, operations vice president, E.W. Wylie Corporation.



CONNECTED

Precision's customers now have access to BTD's just-in-time delivery technology and systems, while BTD is able to offer additional machining solutions to customers.

Responding to customer needs, BTD Manufacturing also completed a $7.5 million plant expansion in 2002, adding 66,000 square feet to the warehouse, main office and manufacturing space. New metal fabrication equipment and services include an 800-ton press, which will make BTD a competitive contender in the large press market.

At DMI Industries, the opening of a $5 million plant expansion project in May 2002 doubled wind tower production capabilities, bringing processing capacity up to 1,200 tons of steel per week. In addition to maintaining their leading edge in the wind tower market, DMI Industries management is pursuing opportunities to diversify into new steel fabrication markets.

PLASTICS

Rebounding from a challenging year in 2001, the plastics segment companies—Northern Pipe Products in Fargo, North Dakota, and Vinyltech Corporation in Phoenix, Arizona—experienced impressive results in 2002 with revenues increasing 31%. A net loss of $1.6 million in 2001 turned into net income of $5.7 million in 2002.

New equipment and production improvements helped these companies deliver record manufacturing levels and sales volume of PVC pipe products.

Northern Pipe Products set the groundwork in 2002 to diversify into a new product line of corrugated polyethylene (PE) pipe, a black plastic flexible pipe used in agricultural drainage, sewer systems and storm drainage. In early 2003, a new 45,000-square-foot PE plant is set to be completed and begin pipe production in Hampton, Iowa. The diversification into PE pipe provides excellent growth potential, allowing Northern Pipe to increase product offerings to existing clients and build connections with an entirely new customer base.

OTHER BUSINESS OPERATIONS

Otter Tail Corporation's other business operations includes several distinct industries including transportation, construction, telecommunications, energy services and entertainment.

E.W. Wylie Corporation, a national transportation company that operates a fleet of trucks as a flatbed contract and common carrier, opened trucking terminals in Des Moines, Iowa, and Fort Worth, Texas, in 2002 to expand freight brokerage business.

Otter Tail Corporation approved the creation of Midwest Construction Services, Inc., at year-end 2002 as a holding company for our related construction companies: Moorhead Electric, Aerial Contractors and July 2002 acquisition Dakota Direct Control. Each will continue to operate under their respective company names but will be aligned into a full-service construction group in 2003 with offices in Minnesota, North Dakota and South Dakota. Services include electrical contracting for industrial, commercial and healthcare sites; installing data network cabling; constructing overhead and underground electric distribution and transmission lines; and providing building control systems.

FINANCIAL REVIEW

▷ EARNINGS PER SHARE BY SEGMENT

	2002	2001	2000
Electric	**$ 1.23**	$ 1.25	$ 1.09
Plastics	**0.22**	(0.06)	0.17
Manufacturing	**0.18**	0.25	0.13
Health services	**0.18**	0.17	0.13
Other business operations	**(0.02)**	0.07	0.07
Reported earnings per share	**$ 1.79**	$ 1.68	$ 1.59
Add back goodwill amortization, net of tax	—	.09	.09
Adjusted earnings per share	**$ 1.79**	$ 1.77	$ 1.68

Electric operations provide the largest share of our earnings per share. In the past ten years, however, most of our earnings per share growth has come from nonelectric operations.

▷ SELECTED CONSOLIDATED FINANCIAL DATA

(thousands except number of shareholders and per-share data)	2002	2001	2000(1)	1999(1)(2)	1998(3)	1997	1992
Revenues							
Electric	**$ 307,403**	$ 307,684	$ 262,280	$ 233,527	$ 227,477	$ 205,121	$ 177,105
Plastics	**82,931**	63,216	82,667	31,504	24,946	24,953	—
Manufacturing	**142,390**	123,436	97,506	87,086	62,488	58,221	—
Health services	**93,420**	79,129	66,319	68,805	69,412	66,859	—
Other business operations	**83,972**	80,667	78,159	68,322	48,829	44,173	32,433
Total operating revenues	**$ 710,116**	$ 654,132	$ 586,931	$ 489,244	$ 433,152	$ 399,327	$ 209,538
Special charges	**—**	—	—	—	9,522	—	—
Income from continuing operations	**46,128**	43,603	41,042	45,295	30,701	32,346	26,538
Cumulative change in accounting principle	**—**	—	—	—	3,819	—	—
Cash flow from operations	**76,797**	77,529	61,761	81,850	63,959	69,398	44,866
Capital expenditures	**75,533**	53,596	46,273	35,245	29,289	41,973	22,616
Total assets	**878,736**	782,541	737,708	694,341	655,612	655,441	530,456
Long-term debt	**258,229**	227,360	195,128	180,159	181,046	189,973	159,295
Redeemable preferred	**—**	—	18,000	18,000	18,000	18,000	18,000
Basic earnings per share							
from continuing operations *(3) (4)*	**1.80**	1.69	1.59	1.75	1.20	1.29	1.08
Diluted earnings per share							
from continuing operations *(3) (4)*	**1.79**	1.68	1.59	1.75	1.20	1.29	1.08
Return on average common equity	**15.3%**	15.5%	15.4%	18.4%	15.0%	14.9%	15.0%
Dividends per common share	**1.06**	1.04	1.02	0.99	0.96	0.93	0.82
Dividend payout ratio	**59%**	62%	64%	57%	71%	72%	76%
Common shares outstanding—year end	**25,592**	24,653	24,574	24,571	23,759	23,462	22,360
Number of common shareholders *(5)*	**14,503**	14,358	14,103	13,438	13,699	13,753	13,812

NOTES *(1) Restated to reflect the effects of two 2001 acquisitions accounted for under the pooling-of-interests method. The impact of the poolings on years prior to 1999 is not material.*
(2) During 1999 radio station assets were sold for a net gain of $8.1 million or 34 cents per share.
(3) In the first quarter of 1998 the Company changed its method of electric revenue recognition in the states of Minnesota and South Dakota from meter-reading dates to energy-delivery dates. Basic and diluted earnings per share from continuing operations does not include 16 cents per share related to the cumulative effect of the change in accounting principle.
(4) Based on average number of shares outstanding.
(5) Holders of record at year end.

▷ SELECTED ELECTRIC OPERATING DATA

	2002	2001	2000	1999	1998	1997	1992
Revenues (thousands)							
Residential	**$ 72,180**	$ 69,882	$ 66,168	$ 63,864	$ 64,430	$ 66,102	$ 59,038
Commercial and farms	**84,143**	79,227	76,875	72,784	74,215	74,520	63,257
Industrial	**45,803**	45,813	41,269	40,494	43,426	41,323	35,607
Sales for resale	**82,244**	98,386	64,928	45,159	29,042	11,117	11,126
Other electric	**23,033**	14,376	13,040	11,226	16,364	12,059	8,077
Total electric	**$ 307,403**	$ 307,684	$ 262,280	$ 233,527	$ 227,477	$ 205,121	$ 177,105
Kilowatt-hours sold (thousands)							
Residential	**1,130,770**	1,098,149	1,058,999	1,026,631	1,020,471	1,064,579	941,845
Commercial and farms	**1,383,129**	1,318,569	1,298,271	1,254,553	1,241,529	1,260,840	1,053,491
Industrial	**1,106,241**	1,117,482	1,074,724	1,029,798	1,144,025	1,099,641	865,783
Other	**70,447**	71,450	70,482	72,343	66,393	57,324	65,760
Total retail	**3,690,587**	3,605,650	3,502,476	3,383,325	3,472,418	3,482,384	2,926,879
Sales for resale	**3,049,786**	2,830,079	2,172,928	1,700,083	1,183,552	602,493	665,954
Total	**6,740,373**	6,435,729	5,675,404	5,083,408	4,655,970	4,084,877	3,592,833
Annual retail kilowatt-hour sales growth	**2.4%**	2.9%	3.5%	(2.6)%	(0.3)%	1.4%	(0.5)%
Heating degree days	**9,033**	8,575	8,993	8,046	7,913	8,596	8,575
Cooling degree days	**129**	186	55	71	57	58	28
Average revenue per kilowatt-hour							
Residential	**6.38¢**	6.36¢	6.25¢	6.22¢	6.31¢	6.21¢	6.27¢
Commercial and farms	**6.08¢**	6.01¢	5.92¢	5.80¢	5.98¢	5.91¢	6.00¢
Industrial	**4.14¢**	4.10¢	3.84¢	3.93¢	3.80¢	3.76¢	4.11¢
All retail	**5.61¢**	5.52¢	5.39¢	5.37¢	5.39¢	5.33¢	5.54¢
Customers							
Residential	**100,092**	99,667	99,724	99,323	98,849	98,479	95,870
Commercial and farms	**25,950**	25,825	25,917	25,861	25,777	25,646	25,039
Industrial	**41**	42	41	39	37	36	36
Other	**1,074**	1,084	1,068	1,069	1,049	1,030	1,042
Total electric customers	**127,157**	126,618	126,750	126,292	125,712	125,191	121,987
Residential sales							
Average kilowatt-hours per customer *(6)*	**11,504**	11,306	10,714	10,549	10,492	11,001	10,027
Average revenue per residential customer	**$ 732.64**	$ 716.93	$ 670.25	$ 658.89	$ 662.44	$ 683.07	$ 628.55

NOTES *(6) Based on average number of customers during the year.*

The primary financial goals of Otter Tail Corporation (the Company) are to maximize its earnings and cash flows and to allocate capital profitably toward growth opportunities that will increase shareholder value. Management meets these objectives by earning the returns regulators allow in electric operations combined with successfully growing nonelectric operations. Meeting these objectives enables the Company to preserve and enhance its financial capability by maintaining optimal capitalization ratios and a strong interest coverage position, and preserving strong credit ratings on outstanding securities, which in the form of lower interest rates benefits both the Company's customers and shareholders.

LIQUIDITY

The Company believes its financial condition is strong and that its cash, other liquid assets, operating cash flows, access to equity capital markets and borrowing ability because of strong credit ratings, when taken together, provide adequate resources to fund ongoing operating requirements and future capital expenditures related to expansion of existing businesses and development of new projects. However, the Company's operating cash flow and access to capital markets can be impacted by macroeconomic factors outside its control. In addition, the Company's borrowing costs can be impacted by its short and long-term debt ratings assigned by independent rating agencies, which in part are based on certain credit measures such as interest coverage and leverage ratios.

The Company has achieved a high degree of long-term liquidity by maintaining desired capitalization ratios and strong credit ratings, implementing cost-containment programs, and investing in projects that provide returns in excess of the Company's weighted average cost of capital.

Cash provided by operating activities of $76.8 million combined with cash on hand of $11.4 million at December 31, 2001, allowed the Company to pay dividends and finance 80% of its capital expenditures. Its remaining capital expenditures were financed through the issuance of long-term debt.

Cash provided by operating activities in 2002 was $76.8 million compared with cash provided by operating activities of $77.5 million in 2001. The decrease reflects a combination of a $2.5 million increase in net income, a $4.1 million change in deferred taxes and a $3.3 million decrease in cash used for deferred debits and other assets, offset by a $10.4 million increase in cash used for working capital items.

CASH REALIZATION RATIOS


(millions)
$100
$80
$60
$40
$20
183%
182%
151%
177%
166%
98
99
00
01
02

Cash flows from operations
Net income

The cash realization ratio represents cash flows from operations expressed as a percent of net income.

CAPITAL STRUCTURE *(millions)*


$750
$600
$450
$300
$150
98
99
00
01
02

Long-term debt and current maturities
Preferred stock
Common equity

Otter Tail has maintained a balanced capital structure for several years with common equity staying near 50% of total capital.

The $18.5 million increase in net cash used in investing activities between 2002 and 2001 reflects an increase in capital expenditures of $21.9 million offset by a $2.4 million reduction in cash used to complete acquisitions. In the electric segment, capital expenditures increased by $10.9 million mostly related to in-progress construction of a new gas-fired combustion turbine and construction of a new transmission line in North Dakota completed in the fourth quarter of 2002. In the manufacturing segment, capital expenditures increased by $4.5 million reflecting structural modifications and the purchase of new equipment totaling $8.7 million at the Company's metal parts stamping company and $3.8 million in plant expansion expenditures at the Company's wind tower manufacturing company. In the plastics segment, capital expenditures increased by $4.0 million mainly reflecting the purchase of a building that was previously being rented. Capital expenditures at our transportation company increased by $1.8 million, reflecting the purchase of trucks and trailers for its company-owned fleet.

In 2002, the Company completed five acquisitions. Three of the acquisitions were completed through an exchange of 718,321 shares of Company common stock and cash for the capital stock of the acquired companies. The other two were cash-for-asset acquisitions. The total cash consideration paid by the Company for these five acquisitions, net of cash acquired, aggregated $6.6 million.

Net cash provided by financing activities was $1.4 million for 2002 compared with $6.3 million used in financing activities in 2001. The $7.7 million increase between the years is due to the following:

- Net proceeds from short-term borrowings were $25.5 million higher in 2002 than in 2001.
- Net proceeds from long-term debt financing activities in 2002 were $37.4 million less than net proceeds generated from long-term debt financing activities in 2001.
- The Company retired $18 million in preferred stock in 2001 with the issuance of long-term debt while no preferred stock was retired in 2002.
- Proceeds from employee stock plans increased by $1.7 million in 2002 over 2001. Dividend payments increased by $0.1 million in 2002.

In 2002, the Company filed with the Securities and Exchange Commission (SEC) a shelf registration statement for $200 million of unsecured debt securities. On September 27, 2002 the Company issued $65 million of senior unsecured notes under the shelf registration statement. The offering consisted of $40 million of 5.625% insured senior notes due 2017 and $25 million of 6.80% senior notes due 2032. Net proceeds from these issues were used to pay off short-term debt that was used to retire the Company's 7.25% series first mortgage bonds at maturity on August 1, 2002 in the amount of $18.2 million, and to retire early on October 31, 2002 the Company's outstanding $27.3 million 8.25% series 2022 first mortgage bonds at an aggregate redemption price of $28.5 million. The remaining proceeds were used to repay short-term debt used to finance a portion of the costs related to a new gas-fired combustion turbine plant being constructed by the electric utility. Proceeds from subsequent debt issuances under the shelf registration, if any, may be used for other general corporate purposes, including working capital, capital expenditures, debt repayment, the financing of possible acquisitions or stock repurchases.

As a result of the financing described above, the Company repaid all of its outstanding first mortgage bonds and terminated its first mortgage indenture.

On December 2, 2002 the Company retired its 5.00% industrial development refunding revenue bonds at maturity in the amount of $3.0 million.

During 2002, 131,167 shares of common stock were issued for stock options exercised under the 1999 Stock Incentive Plan generating proceeds of $2.6 million. Also in 2002, the Company granted 85,800 shares of restricted stock to certain key executives and nonemployee directors and issued 3,382 common shares for director compensation under the 1999 Stock Incentive Plan. The Company also issued 718,321 common shares as consideration in connection with three acquisitions in 2002.

CAPITAL REQUIREMENTS

The Company has a capital expenditure program for the expansion, upgrade and improvement of its plants and operating equipment. Typical uses of cash for capital improvements are investments in electric generation facilities, transmission and distribution lines and equipment used in the manufacturing process, acquisitions of diagnostic medical equipment, transportation equipment and computer hardware and information systems. The capital expenditure program is subject to review and is revised annually in light of changes in demands for energy, technology, environmental laws, regulatory changes, the costs of labor, materials and equipment, and the Company's consolidated financial condition.

Consolidated capital expenditures for the years 2002, 2001 and 2000 were $75.5 million, $53.6 million and $46.3 million, respectively. The estimated capital expenditures for 2003 are $47.7 million and the total capital expenditures for the five-year period 2003 through 2007 are expected to be approximately $240 million.

The breakdown of 2002 actual and 2003 through 2007 estimated capital expenditures by segment is as follows:

(in millions)	2002	2003	2003-2007
Electric	**$ 46**	$ 30	$ 146
Plastics	**6**	5	14
Manufacturing	**15**	6	45
Health services	**4**	3	9
Other business operations	**5**	4	26
Total	**$ 76**	$ 48	$ 240

INTEREST-BEARING DEBT AS A PERCENT OF TOTAL CAPITAL *(millions)*


$750
$600
$450
$300
$150
42%
40%
41%
46%
47%
98
99
00
01
02

☐ Total capital
▤ Interest-bearing debt (includes short-term debt)

Otter Tail has maintained a 40-50% debt to total capital ratio for the past five years. The increase from 2000 to 2001 reflects the issuance of debt to retire a preferred stock series.

LONG-TERM DEBT INTEREST COVERAGE *(times interest earned before tax)*


7
6
5
4
3
2
1
4.3
6.0
4.8
5.2
5.1
98
99
00
01
02

Otter Tail has maintained coverage ratios in excess of its debt covenant requirements.

The $16 million planned decrease in capital expenditures for the electric segment for 2003 as compared to 2002 reflects completion of the Company-owned portion of a large transmission line project in North Dakota in 2002 and the completion of the new gas-fired combustion turbine in 2003. The $9 million planned decrease in capital expenditures in the manufacturing segment from 2002 to 2003 reflects the completion of major structural modifications and equipment purchases at the Company's metal parts stamping company and the completion of a plant expansion project at the Company's wind tower manufacturing company in 2002.

The following table summarizes the Company's contractual obligations at December 31, 2002 and the effect these obligations are expected to have on its liquidity and cash flow in future periods.

December 31, *(in millions)*	Total	1 year	2-3 years	4-5 years	After 5 years
Long-term debt	**$ 266**	$ 8	$ 13	$ 54	$191
Coal contracts (required minimums)	**93**	15	20	10	48
Construction program (purchase orders)	**7**	7	—	—	—
Capacity and energy requirements	**67**	15	27	25	—
Operating leases	**65**	20	29	12	4
Total contractual cash obligations	**$ 498**	$ 65	$ 89	$101	$243

CAPITAL RESOURCES

Financial flexibility is provided by unused lines of credit, strong financial coverages and credit ratings, and alternative financing arrangements such as leasing.

For the period 2003 through 2007, the Company estimates that funds internally generated net of forecasted dividend payments, combined with funds on hand, will be sufficient to meet scheduled debt retirements, provide for its estimated consolidated capital expenditures and pay off most of its currently outstanding short-term debt. Reduced demand for electricity or products manufactured and sold by the Company could have an effect on funds internally generated. Additional short-term or long-term financing will be required in the period 2003 through 2007 in the event the Company decides to refund or retire early any of its presently outstanding debt or cumulative preferred shares, to complete acquisitions or for other corporate purposes. There can be no assurance that any additional required financing will be available through bank borrowings, debt or equity financing or otherwise, or that if such financing is available, it will be available on terms acceptable to the Company. If adequate funds are not available on acceptable terms, our business, results of operations, and financial condition could be adversely affected.

The Company has the ability to issue up to an additional $135 million of unsecured debt securities from time to time under its shelf registration statement on file with the SEC.

The Company has a $50 million line of credit. This line of credit bears interest at the rate of LIBOR plus 0.5% and expires on April 29, 2003. The Company does not anticipate any difficulties in renewing this line of credit. The Company's bank line of credit is a key source of operating capital and can provide interim financing of working capital and other capital requirements, if needed. The Company's obligations under this line of credit are guaranteed by a 100%-owned subsidiary of the Company that owns substantially all of the Company's nonelectric companies. As of December 31, 2002, $30 million of the $50 million line was in use and the Company had $9.9 million in cash and cash equivalents.

The Company's line of credit and its $90 million 6.63% senior notes due 2011 contain a number of covenants that restrict the Company's ability, with significant exceptions, to: engage in mergers or consolidations; dispose of assets; create liens on assets; engage in transactions with affiliates; take any action which would result in a decrease in the ownership interest in any subsidiary; redeem stock or any subsidiary's stock and pay dividends on stock; make investments, loans or advances; guaranty the obligations of other persons or agree to maintain the net worth or working capital of, or provide funds to satisfy any other financial test applicable to, any other person; and enter into a contract that requires payment to be made by the Company whether or not delivery of the materials, supplies or services is ever made under the contract.

In addition, specified financial covenants under the line of credit and the 6.63% senior notes require a debt-to-total capitalization ratio not in excess of 60% and an interest and dividend coverage ratio of at least 1.5 to 1. The 6.63% senior notes also require that priority debt not be in excess of 20% of total capitalization.

As of December 31, 2002 the Company was in compliance with all of the covenants under its line of credit and its other debt obligations.

The interest rate under the line of credit is subject to adjustment in the event of a change in ratings on the Company's senior unsecured debt, up to LIBOR plus 0.8% if the ratings on the Company's senior unsecured debt fall to BBB+ or below (Standard & Poor's) or Baa1 or below (Moody's). The line of credit also provides for accelerated repayment in the event the Company's long-term senior unsecured debt is rated below BBB- (Standard & Poor's) or Baa3 (Moody's).

The Company's securities ratings at December 31, 2002 are as follows:

	Fitch Ratings	Moody's Investors Service	Standard & Poor's
Senior unsecured debt	A+	A2	A
Preferred stock	A	Baa1	A-
Outlook	Stable	Negative	Stable

The Company's disclosure of these securities ratings is not a recommendation to buy, sell or hold its securities. Downgrades in these securities ratings could adversely affect the Company. Further downgrades could increase borrowing costs resulting in possible reductions to net income in future periods and increase the risk of default on the Company's debt obligations.

The Company's 6.63% senior notes contain an investment grade put that could require the Company to prepay this series with a make-whole premium if the Company's senior unsecured debt is rated below Baa3 (Moody's) or BBB- (Standard & Poor's). The Company's obligations under the 6.63% senior notes are guaranteed by a 100%-owned subsidiary of the Company that owns substantially all of the Company's nonelectric companies. The Company's Grant County and Mercer County pollution control refunding revenue bonds require that the Company grant to Ambac Assurance Corporation, under a financial guaranty insurance policy relating to the bonds, a security interest in the assets of the electric utility if the rating on the Company's senior unsecured debt is downgraded to Baa2 or below (Moody's) or BBB or below (Standard & Poor's and Fitch). The Company believes the risk of the downgrade events described in this paragraph occurring is remote based on the current debt ratings of the Company combined with its strong debt-to-equity ratio and ability to generate cash from operations.

The Company's ratio of earnings to fixed charges was 3.9x for 2002 compared to 4.2x for 2001 and its long-term debt interest coverage ratio before taxes was 5.1x for 2002 compared to 5.2x for 2001. The main reason for the reduction in these coverage ratios is the refinancing of the Company's $18 million of $6.35 preferred stock with interest-bearing debt in December 2001. During 2003, the Company expects these coverage ratios to remain similar to 2002.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any relationships with unconsolidated entities or financial partnerships. These entities are often referred to as structured finance special purpose entities or variable interest entities, which are established for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes. The Company is not exposed to any financing, liquidity, market or credit risk that could arise if it had such relationships.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS OF OPERATIONS

The Company recorded diluted earnings per share of $1.79 for the year ended December 31, 2002 compared to $1.68 for the year ended December 31, 2001. In 2001, goodwill amortization reduced diluted earnings per share by $0.09. In 2002, the amortization of goodwill was discontinued in accordance with a new accounting standard. Total operating revenues for 2002 were $710.1 million compared with $654.1 million for 2001. Operating income was $82.0 million for the year 2002 compared with $77.5 million for 2001. Growth in revenues and operating income from the plastics and health services segments offset decreases in operating income from the electric, manufacturing and other business operations segments.

ELECTRIC

Otter Tail Power Company, a division of Otter Tail Corporation, provides electrical service to more than 127,000 customers in a service territory exceeding 50,000 square miles.

(in thousands)	2002	2001	2000
Operating revenues	**$ 307,403**	$ 307,684	$ 262,280
Production fuel	**44,122**	41,776	38,546
Purchased power	**94,694**	99,491	66,121
Other operation and maintenance expenses	**80,534**	75,531	74,591
Depreciation and amortization	**24,910**	24,272	23,778
Property taxes	**9,423**	9,464	9,976
Operating income	**$ 53,720**	$ 57,150	$ 49,268

ELECTRIC OPERATING INCOME
(millions)



$75
$60
$45
$30
$15
$49.3
$57.2
$53.7
00
01
02

While overall electric operating revenues remained essentially the same in 2002 as in 2001, retail sales revenues increased $7.8 million, wholesale power revenues decreased $16.1 million and other electric revenue increased $8.1 million. The increase in retail revenue reflects a 2.4% increase in retail kilowatt-hour (kwh) sales along with a $3.9 million increase in cost-of-energy (COE) revenue.

The increase in retail sales reflects increased usage by residential and commercial customers partially offset by a decrease in usage by industrial customers. Heating-degree-days totaled 9,033 in 2002 compared with 8,575 in 2001, an increase of 5.3%. Heating-degree-days are a measure of the total daily degrees by which daily average temperatures are below 65 degrees Fahrenheit. With a number of customers heating with electricity, changes in electricity consumption can often be explained by the magnitude of change in heating-degree-days. The increase in COE revenues reflects an 11.5% increase in fuel and purchased power costs per kwh for system use in 2002 compared with 2001 (see discussion below). Wholesale energy revenues decreased 16.4% between the years. While wholesale kwh sales grew 7.8% between the years, revenue per kwh sold decreased by 22.5% resulting in a reduction of wholesale energy gross margins. The decrease in wholesale electric prices may be partially attributable to peaking generation added in the Mid-Continent Area Power Pool (MAPP) region since September 2001, as well as regional demand for electricity. The increase in other electric operating revenues is primarily due to revenue earned on a large transmission line construction project completed for another regional utility in 2002.

The 5.6% increase in production fuel expense in 2002 compared with 2001 is primarily due to a 13.7% increase in fuel costs per kwh produced at the electric utility's coal-fired generating stations. The increase in fuel costs per kwh produced is due to higher costs reflected in new coal contracts that went into effect at the beginning of 2002 and increased freight rates for the shipping of coal to Big Stone and Hoot Lake Plants. In 2001, coal was being shipped to Big Stone Plant under a negotiated agreement that expired at the end of 2001. Currently, coal is being shipped to Big Stone Plant under a tariff rate that is set through December 2003.

Although the volume of kwh purchases increased by 18.4% in 2002 over 2001, purchased power expense decreased by 4.8% due to a 19.6% decrease in the cost per kwh purchased. The volume of power purchased in 2002 increased for both system use and resale purposes. The increase in kwh purchases was to provide for the increase in wholesale energy sales, to meet system demand and to replace the loss of generation at Big Stone Plant during six weeks of scheduled maintenance in the fall of 2002.

The 6.6% increase in other operation and maintenance expenses includes $3.8 million in material costs incurred in the construction of a transmission line for another regional utility and $2.0 million in increased employee benefit expenses offset by a $1.0 million decrease in external services expenses. The 2.6% increase in depreciation and amortization expense for 2002 compared to 2001 is due to an increase in the electric utility's composite depreciation rate from 3.06% in 2001 to 3.08% in 2002 and an increase in depreciable plant base as a result of recent capital expenditures.

Growth is not expected in the electric segment in 2003. Margins on wholesale electric sales are expected to remain tight in 2003 due to the added generating capacity in the MAPP region. Income from electrical construction and maintenance work for outside entities scheduled for 2003 will not replicate profits earned on the large transmission project completed for another regional utility in 2002. Another factor affecting the electric segment's financial performance will be increased pension costs, which are expected to be about $4.1 million before tax in 2003 compared to net pension income of $1.0 million before tax in 2002. The reasons for the increase in pension costs are a lower return on plan assets during 2002, a change in the assumed long-term rate of return from 9.5% in 2002 to 8.5% in 2003 and a decrease in the assumed discount rate from 7.5% in 2002 to 6.75% in 2003. See "Critical accounting policies involving significant estimates—Pension and other postretirement benefit obligations and costs."

Electric operating revenues for 2001 increased 17.3% over 2000 due to a $33.5 million increase in wholesale power revenues, a $10.2 million increase in retail revenues and a $1.7 million increase in other electric revenues. The increase in wholesale power revenues resulted from a 16.4% increase in wholesale prices combined with a 30.2% increase in wholesale kwh sales. The increase in wholesale sales is the result of the electric utility's increased activity and involvement in wholesale markets. The increase in retail sales revenue is due to a 2.9% increase in retail kwh sales along with a $6.3 million increase in cost-of-energy revenue. In addition to a $1.9 million refund of fuel costs resulting from a coal contract arbitration settlement in 2000, the increase in cost-of-energy revenues reflects increases in fuel and purchased power costs per kwh for system use in 2001 as compared to 2000. Increases in retail kwh sold occurred in all customer categories except streetlighting, with commercial having the largest increase. The $1.7 million increase in other electric revenues reflects an increase in transmission service revenues and increases in revenues mainly related to construction service contracts for other utilities.

The 8.4% increase in production fuel expense in 2001 over 2000 is due to the following: a 4.4% increase in kilowatt-hours generated combined with a 0.8% increase in the fuel cost per kwh generated and a reduction in 2000 fuel expenses of $1.9 million related to the Knife River coal arbitration settlement. Excluding the impact of this settlement, production fuel expenses increased 3.3%. The 50.5% increase in purchased power expense is the result of a 24.2% increase in kwh purchases combined with a 21.2% increase in the cost per kwh purchased. While kwh purchases for resale increased 49.4% to provide for the increase in wholesale sales of electricity, kwh purchases for retail sales were down 26.9% in 2001 compared to 2000.

Other operation and maintenance expenses increased 1.3% in 2001 compared to 2000, mainly due to a 3.1% increase in operating and maintenance labor expense. In addition, other operation and maintenance expense for 2000 included a credit of $1.0 million that was recorded as part of the Knife River arbitration settlement that recovered previously recorded arbitration expenses. See note 3 to consolidated financial statements.

The 2.1% increase in depreciation and amortization expense for 2001 compared to 2000 is due to an increase in depreciable plant base as a result of recent capital expenditures. Property taxes decreased 5.1% for 2001 compared to 2000 due to a legislative reduction in tax capacity rates used to determine Minnesota property taxes. In addition, under a new state law in Minnesota, generation machinery and attached equipment were exempted for Minnesota property taxes. The effect of the reduction in property taxes is refunded to retail electric customers on an ongoing basis.

PLASTICS

Plastics consists of businesses involved in the production of polyvinyl chloride (PVC) pipe in the Upper Midwest and Southwest regions of the United States.

(in thousands)	2002	2001	2000
Operating revenues	**$ 82,931**	$ 63,216	$ 82,667
Cost of goods sold	**65,432**	57,932	66,286
Operating expenses	**4,603**	3,446	4,335
Depreciation and amortization	**1,760**	1,726	1,798
Amortization of goodwill	**—**	1,503	1,503
Operating income (loss)	**$ 11,136**	$ (1,391)	$ 8,745

The 31.2% increase in plastics operating revenues for 2002 compared with 2001 reflects a 23.0% increase in pounds of PVC pipe sold combined with a 6.6% increase in the average sales price per pound. The 12.9% increase in cost of goods sold reflects $14.6 million in costs related to the increase in PVC pipe sold offset by a $7.1 million reduction in costs due to a 7.0% decrease in the price per pound of resin. Operating expenses increased 33.6% primarily due to increases in sales commissions and incentive compensation related to increased profitability in this segment. In 2002, the amortization of goodwill was discontinued in accordance with a new accounting standard.

The Company does not expect the business conditions that contributed to the record earnings in the plastics segment in 2002 to be duplicated in 2003. Gross margins decline when the supply of PVC pipe increases faster than demand. The gross margin percentage is sensitive to PVC raw material resin prices and the demand for PVC pipe. Due to the commodity nature of PVC resin and the dynamic supply and demand factors worldwide, it is very difficult to predict gross margin percentages or assume that historical trends will continue.

The 23.5% decrease in plastics operating revenues for 2001 compared with 2000 is due to a 29.5% decline in average sales price per pound offset by an 8.5% increase in pounds of PVC pipe sold. The decline in PVC resin prices combined with an oversupply of finished PVC pipe products were the main factors in the decrease in average sales price per pound. The decrease of 12.6% in cost of goods sold reflects a 19.5% decrease in the average cost per pound of PVC pipe sold. The selling price per pound of PVC pipe was affected by the raw material cost of PVC resin. Operating expenses decreased 20.5% primarily due to a reduction in labor costs and selling expenses.

For 2002, 58.3% of raw material was purchased from two vendors, with 41.2% supplied by four other vendors. The loss of a key supplier or any interruption or delay in the supply of PVC resin could have a significant impact on the operations of the plastics segment.

MANUFACTURING

Manufacturing consists of businesses involved in the production of waterfront equipment, wind towers, frame-straightening equipment and accessories for the auto body shop industry, custom plastic pallets, material and handling trays and horticultural containers, fabrication of steel products, contract machining and metal parts stamping and fabricating. During 2002, two acquisitions were completed in this segment using the purchase method of accounting. On May 28, 2002 the Company acquired the outstanding stock of ShoreMaster, Inc. (ShoreMaster). On October 1, 2002 the Company acquired the outstanding stock of Galva Foam Marine Industries, Inc. (Galva Foam). During 2001, three acquisitions were completed in this segment. On February 28, 2001 the Company acquired the outstanding stock of T.O. Plastics, Inc. On September 28, 2001 the Company acquired the outstanding stock of St. George Steel Fabrication, Inc. These two acquisitions were completed using the pooling-of-interests method of accounting. On November 1, 2001 the Company acquired the assets and operations of Titan Steel Corporation using the purchase method of accounting. See note 2 to consolidated financial statements.

(in thousands)	2002	2001	2000
Operating revenues	**$ 142,390**	$ 123,436	$ 97,506
Cost of goods sold	**107,736**	91,360	72,639
Operating expenses	**18,358**	14,762	13,992
Depreciation and amortization	**6,525**	4,858	3,672
Amortization of goodwill	**—**	281	258
Operating income	**$ 9,771**	$ 12,175	$ 6,945

The 15.4% increase in manufacturing operating revenues for 2002 compared with 2001 reflects the 2002 acquisitions of ShoreMaster and Galva Foam and increased production and sales of wind towers offset by decreased sales volumes of metal parts stamping and steel fabrication. Cost of goods sold increased 17.9% due to the ShoreMaster and Galva Foam acquisitions and increases of $9.3 million in material and subcontractor costs at the wind tower manufacturing business offset by a $4.8 million reduction in material costs at the metal parts stamping companies. The ShoreMaster and Galva Foam acquisitions accounted for $3.4 million of the $3.6 million increase in operating expenses between the periods and $0.4 million of the increase in depreciation and amortization expense. The remaining $1.3 million increase in depreciation and amortization expense in 2002 compared with 2001 is due to 2001 and 2002 plant expansions and equipment purchases at all the manufacturing companies. In 2002, the amortization of goodwill was discontinued in accordance with a new accounting standard.

PLASTICS OPERATING INCOME
(millions)


$12
$9
$6
$3
$0
-$3
$8.7
($1.4)
$11.1
00
01
02

MANUFACTURING OPERATING INCOME
(millions)


$15
$12
$9
$6
$3
$6.9
$12.2
$9.8
00
01
02

HEALTH SERVICES OPERATING INCOME
(millions)


$10
$8
$6
$4
$2
$5.7
$6.9
$8.4
00
01
02

The companies in this segment continue to be adversely affected by a slower economy. Uncertainty in the energy industry has directly affected the steel fabrication companies that manufacture equipment for power plants and the wind energy industry.

Manufacturing operating revenues increased 26.6% during 2001 compared to 2000, reflecting increased sales of wind towers combined with increased sales volumes of metal parts stamping, fabrication, and thermoform plastic products. The 25.8% increase in cost of goods sold correlates with increased sales volumes. The 5.5% increase in operating expenses reflects increases in general and administrative expenses offset by reductions in research, development and selling expenses.

HEALTH SERVICES

Health services include businesses involved in the sale of diagnostic medical equipment, supplies and accessories. In addition, these businesses also provide service maintenance, mobile diagnostic imaging, mobile PET and nuclear medicine imaging, portable x-ray imaging and rental of diagnostic medical imaging equipment. On May 1, 2002 the Company acquired the outstanding stock of Computed Imaging Service, Inc. On November 1, 2002 the Company acquired the assets and operations of Mobile Diagnostic Services, Inc. On September 4, 2001 the Company acquired the assets and operations of Interim Solutions and Sales, Inc. and Midwest Medical Diagnostics, Inc. On September 10, 2001 the Company acquired the assets and operations of Nuclear Imaging, Ltd. In June 2000 the Company acquired the assets and operations of Portable X-Ray & EKG, Inc. All of these acquisitions were accounted for using the purchase method of accounting. See note 2 to consolidated financial statements.

(in thousands)	2002	2001	2000
Operating revenues	**$ 93,420**	$ 79,129	$ 66,319
Cost of goods sold	**66,670**	59,388	49,193
Operating expenses	**13,970**	9,362	8,416
Depreciation and amortization	**4,410**	2,912	2,501
Amortization of goodwill	**—**	605	480
Operating income	**$ 8,370**	$ 6,862	$ 5,729

The 18.1% increase in health services operating revenues, 12.3% increase in cost of goods sold, 49.2% increase in operating expenses and the 51.4% increase in depreciation and amortization for 2002 compared with 2001 are primarily due to the acquisitions completed during September 2001 and May 2002. The number of scans performed increased 19.8% due to the acquisitions while the average fee per scan increased 7.6% primarily as a result of the addition of new modalities provided by the companies acquired in September 2001. Revenues from equipment sales decreased 3.4%.

Operating margins improved slightly between the periods due to increases in margins on service sales in the diagnostic equipment imaging business and in the mobile imaging business offset by expenses incurred in the segment's continued investment in and promotion of fixed-based imaging systems. In 2002, the amortization of goodwill was discontinued in accordance with a new accounting standard.

Operating revenues for the health services segment increased 19.3% for 2001 compared with 2000 due to an increase in equipment sales, services and supplies, combined with an increase of 7.4% in scans performed. $4.2 million of the revenue increase was the result of the acquisitions completed in September 2001. As a result of the acquisitions, cost of goods sold increased 20.7% reflecting increased costs of materials and supplies used and sold in the diagnostic equipment imaging business, increased rent expense and other additional expenses. The operating expense increase is related to increased labor costs, selling expenses, insurance expenses and promotion expenses.

OTHER BUSINESS OPERATIONS

The Company's other business operations include businesses involved in electrical and telephone construction contracting, transportation, telecommunications, entertainment, energy services, and natural gas marketing as well as the portion of corporate general and administrative expenses that are not allocated to the other segments.

(in thousands)	2002	2001	2000
Operating revenues	**$ 83,972**	$ 80,667	$ 78,159
Cost of goods sold	**46,415**	41,109	40,938
Operating expenses	**33,564**	30,927	27,088
Depreciation and amortization	**5,008**	5,093	5,669
Amortization of goodwill	**—**	850	903
Operating (loss) income	**$ (1,015)**	$ 2,688	$ 3,561

The 4.1% increase in operating revenues in the other business operations segment for 2002 compared with 2001 includes increases of $3.1 million at the energy services company and $1.6 million at the construction subsidiaries, partially offset by a decrease in revenue of $1.4 million at the transportation subsidiary. The increase in operating revenue at the energy services company reflects increased revenue from natural gas sales and increased revenue from the installation of energy efficient lighting equipment on customer premises in 2002 compared with 2001. The increase in operating revenues at the construction subsidiaries reflects an increase in the volume of work performed in 2002 compared with 2001. A decrease of 6.1% in miles driven combined with a 2.4% decrease in revenue per mile led to the decrease in operating revenues at the transportation subsidiary.

The 12.9% increase in cost of goods sold in the other business operations segment for 2002 compared with 2001 includes increases in cost of goods sold of $3.8 million at the energy services company and $1.8 million at the construction subsidiaries that are directly related to increased revenues at those companies. Increased costs in excess of increased operating revenues due to smaller margins on natural gas sales and competition for fewer jobs in the construction segment related to the recent economic slowdown resulted in a $0.9 million decrease in operating margins at those companies from 2001 to 2002. Operating expenses increased 8.5% primarily due to a $1.5 million

OTHER BUSINESS OPERATIONS OPERATING INCOME *(millions)*


$4
$3
$2
$1
$0
-$1
$3.6
$2.7
($1.0)
00
01
02

OTHER INCOME AND DEDUCTIONS *(millions)*


$2.5
$2.0
$1.5
$1.0
$0.5
$2.2
$2.2
$2.1
00
01
02

increase in unallocated corporate costs, a $1.1 million increase in operating expenses at the energy services company and a $337,000 increase in operating expenses at the telecommunications subsidiary mainly due to increases in their provisions for doubtful accounts related to the WorldCom and Global Crossings bankruptcies. A 5.0% decrease in the average cost of diesel fuel per gallon at the transportation subsidiary partially offset the increase in operating expenses at the other companies. In 2002, the amortization of goodwill was discontinued in accordance with a new accounting standard.

The 3.2% increase in operating revenues in the other business operations segment for 2001 compared with 2000 reflects a $2.4 million increase in revenues from the energy services company and $1.7 million from the transportation subsidiary partially offset by a $2.0 million decrease in revenues from the construction subsidiaries. Both operating revenues and cost of goods sold increased for the energy services company as a result of the higher cost of natural gas during the first half of 2001. The increase in cost of goods sold was offset by reductions in this category from the construction subsidiaries. Increased brokerage revenue is the primary reason for the increase in revenue from the transportation subsidiary. The decrease in revenues and cost of goods sold from the construction subsidiaries is due to an overall decline in the number of projects available for the companies to work on in 2001 as compared to 2000. Operating expenses increased 14.2% reflecting increased payments to owner-operators and increased brokerage fees within the transportation subsidiary and increases in insurance expenses. The 10.2% decrease in depreciation and amortization reflects the write down in 2000 of $800,000 of goodwill that was impaired at the energy services company and charged to amortization expense.

On September 1, 1999 the Company acquired the flatbed trucking operations of E. W. Wylie Corporation (Wylie). The Company currently has $6.7 million of goodwill recorded on its balance sheet relating to this acquisition. Highly competitive pricing in the trucking industry in recent years has resulted in decreased operating margins and lower returns on invested capital for Wylie. The Company's current projections are for operating margins to increase from current levels over the next three to five years as demand for shipping increases relative to available shipping capacity and additional revenues are generated from added terminal locations. If current conditions persist and operating margins do not increase according to Company projections, the reductions in anticipated cash flows from transportation operations may indicate that the fair value of Wylie is less than its book value resulting in an impairment of goodwill and a corresponding charge against earnings. A December 31, 2002 assessment of Wylie indicated that its goodwill was not impaired. The Company will continue to evaluate this reporting unit for impairment as conditions warrant.

CONSOLIDATED INTEREST CHARGES

The $1.9 million (11.6%) increase in interest charges in 2002 over 2001 is due to higher long-term debt balances outstanding offset by lower interest rates on less short-term debt outstanding between the years. In late December 2001, the Company sold $90 million of 6.63% senior notes due 2011 and used part of the proceeds to retire $18 million of $6.35 cumulative preferred shares, $18 million of 8.75% first mortgage bonds due 2021, $17.3 million of subsidiary term debt and $20 million in short-term debt. The net impact of this refinancing resulted in additional interest expense from the additional long-term debt outstanding and the shift of $1.2 million from preferred dividend payments in 2001 to interest expense in 2002. Interest expense on short-term debt decreased from $1.0 million in 2001 to $0.3 million in 2002. The average daily short-term debt balance decreased from $16.7 million in 2001 to $13.2 million in 2002 and the average interest rate paid on short-term debt decreased from 5.2% in 2001 to 2.2% in 2002.

Interest expense decreased 6.0% for 2001 compared to 2000 due to decreases in the average long-term debt outstanding combined with lower interest rates on the line of credit balances and variable rate debt, offset slightly by a higher daily average line of credit borrowings outstanding. Daily average outstanding borrowings were $16.7 million for 2001 compared to $12.8 million for 2000. The average interest rate under the line of credit was 5.2% for 2001.

CONSOLIDATED INCOME TAXES

The Company's effective tax rate was 30.3% for 2002 compared with 31.5% for 2001. Although net income before taxes was $2.5 million higher in 2002 than in 2001, income taxes remained essentially the same in both years. This reflects the discontinuance of goodwill amortization in 2002. The nontaxable portion of goodwill was $1.3 million in 2001. The tax reduction on the remaining $1.2 million in pre-tax income of approximately $0.5 million reflects a reduction of tax provisions related to the settlement of IRS audits of the Company's 1997 and 1998 tax returns. The 9.4% increase in consolidated income taxes for 2001 compared to 2000 follows the $4.3 million increase in income before income taxes.

IMPACT OF INFLATION

The electric utility operates under regulatory provisions that allow price changes in the cost of fuel and purchased power to be passed to most customers through automatic adjustments to its rate schedules under the cost-of-energy adjustment clause. Other increases in the cost of electric service must be recovered through timely filings for electric rate increases with the appropriate regulatory agency.

The Company's plastics, manufacturing, health services, and other business operations consist almost entirely of unregulated businesses. Increased operating costs are reflected in product or services pricing with any limitations on price increases determined by the marketplace. The impact of inflation on these segments has not been significant during the past few years because of the relatively low rates of inflation experienced in the United States. Raw material costs, labor costs and interest rates are important components of costs for companies in these segments. Any or all of these components could be impacted by inflation, with a possible adverse effect on the Company's profitability, especially in high inflation periods where raw material and energy cost increases would lead finished product prices.

CRITICAL ACCOUNTING POLICIES INVOLVING SIGNIFICANT ESTIMATES

The Company's significant accounting policies are described in note 1 to the consolidated financial statements. The discussion and analysis of the financial statements and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

The Company uses estimates based on the best information available in recording transactions and balances resulting from business operations. Estimates are used for such items as depreciable lives, asset impairment evaluations, tax provisions, collectability of trade accounts receivable, self insurance programs, environmental liabilities, unbilled electric revenues, unscheduled power exchanges, service contract maintenance costs, percentage-of-completion and actuarially determined benefits costs. As better information becomes available or actual amounts are known, estimates are revised. Operating results can be affected by revised estimates. Actual results may differ from these estimates under different assumptions or conditions. Management has discussed the application of these critical accounting policies and the development of these estimates with the audit committee of the board of directors. The following critical accounting policies affect the Company's more significant judgments and estimates used in the preparation of the consolidated financial statements.

PENSION AND OTHER POSTRETIREMENT BENEFITS OBLIGATIONS AND COSTS

Pension and postretirement benefit liabilities and expenses for the Company's electric utility and corporate employees are determined by actuaries using assumptions about the discount rate, expected return on plan assets, rate of compensation increase and health care cost trend rates. Further discussion of our pension and postretirement benefit plans and related assumptions is included in note 9 to the consolidated financial statements included in this annual report.

These benefits, for any individual employee, can be earned and related expenses can be recognized and a liability accrued over periods of up to forty or more years. These benefits can be paid out for up to forty or more years after an employee retires at the extreme end of the scale. Estimates of liabilities and expenses related to these benefits are among the Company's most critical accounting estimates. Although deferral and amortization of fluctuations in actuarially determined benefit obligations and expenses are provided for when actual results on a year-to-year basis deviate from long-range assumptions, compensation increases and health care cost increases or a reduction in the discount rate applied from one year to the next can significantly increase the Company's benefit expenses in the year of the change. Also, a reduction in the expected rate of return on pension plan assets in the Company's funded pension plan or realized rates of return on plan assets that are well below assumed rates of return could result in significant increases in recognized pension benefit expenses in the year of the change or for many years thereafter because actuarial losses can be amortized over the average remaining service lives of active employees.

A combination of factors has contributed to a significant increase in the Company's current estimated pension and postretirement benefits obligations liabilities and its 2003 estimated pension and postretirement benefits costs.

For the Company's pension fund, the average rate of return on assets over the past five years of 1.8% compared to an assumed rate of 9.5% combined with a reduction in the discount rate from 7.50% at year-end 2001 to 6.75% at year-end 2002 have contributed to a $46 million decrease in the pension plan's funded status, a shift from a $14 million unrecognized actuarial gain to a $33 million unrecognized actuarial loss, a shift from a $7.1 million prepaid pension asset to a $5.4 million net pension liability and a direct reduction to shareholder's equity of $7.0 million in the form of an "other comprehensive loss" from year-end 2001 to year-end 2002. These factors will all contribute to a shift from $2.6 million in pension income recorded in 2002 to a projected $1.7 million pension cost in 2003. Company pension costs for the years 2004 through 2007 assuming a 6.75% discount rate are projected to be $3.0 million in 2004, $4.6 million in 2005, $6.3 million in 2006 and $7.2 million in 2007. Subsequent increases in actual rates of return on plan assets over assumed rates or increases or decreases in the discount rate could significantly change these projected costs.

In 2002, the Company's Executive Survivor and Supplemental Retirement Plan (ES&SRP) accrued benefit liability increased by $3.8 million and shareholder's equity was reduced by $3.1 million in the form of a direct charge to "other comprehensive loss." This was the result of an increase in accumulated benefits earned and an increase in the number of plan participants, but also as a result of a reduction in the discount rate from 7.50% at December 31, 2001 to 6.75% at December 31, 2002 and actual increases in executive salaries in excess of assumed rates of increase. All these factors will contribute to an increase in the Company's ES&SRP periodic benefit cost from $1.6 million in 2002 to $2.5 million in 2003. ES&SRP costs for the years 2004 through 2007 assuming a 6.75% discount rate are projected to be $2.7 million in 2004, $2.8 million in 2005, $2.9 million in 2006 and $3.2 million in 2007.

Increases in health-care costs in excess of the assumed health-care cost trend rate for 2002 and a decrease in the discount rate from 7.5% at December 31, 2001 to 6.75% at December 31, 2002 contributed to a $10.8 million increase in the plan's projected benefit obligation and a $9.8 million increase in the plan's unrecognized actuarial loss from year-end 2001 to year-end 2002. These factors also contributed to an increase in postretirement health-care benefit costs from $3.2 million in 2002 to a projected $4.7 million in 2003. Postretirement health-care expenses for the years 2004 through 2007 assuming a 6.75% discount rate are projected to be $4.8 million in 2004, $4.9 million in 2005, $5.0 million in 2006 and $5.3 million in 2007. Subsequent increases or decreases in the discount rate or in retiree health-care cost inflation rates could significantly change these projected costs.

REVENUE RECOGNITION

In the electric business, revenue is accrued for electricity consumed but not yet billed. At the end of each month, revenue is estimated for energy consumed by customers since their last meter-reading date based on daily generation volumes, estimated customer usage by class, weather factors, line losses and applicable customer rates based on regression analysis reflecting historical consumption patterns. The estimated balance for unbilled electric revenue at the end of the year is highly sensitive to weather conditions in the month of December. The estimated December 31st balances have ranged from $10.0 million to $11.5 million over the last five years as a result of weather conditions and the timing of meter-reading dates. The estimated unbilled receivable of $10.6 million on December 31, 2002 represents approximately 5% of annual retail electric revenues. However, the incremental change in unbilled electric revenue from December 31, 2001 to December 31, 2002 increased by only $85,000 or 0.04% of 2002 retail electric revenue. This estimate is based on known conditions over a very short period of time, is closely associated with electric generation costs, is recalculated on a monthly basis and its incremental impact on annual revenue is generally small.

The construction companies and three manufacturing companies record operating revenues on a percentage-of-completion basis for fixed-price construction contracts. The method used to determine the progress of completion is based on the ratio of costs incurred to total estimated costs. The duration of the majority of these contracts is less than a year. The Company has recognized $45 million of revenues on jobs in progress as of December 31, 2002. There are no losses expected on jobs in progress at year-end 2002. The Company believes that the accounting estimate related to the percentage-of-completion accounting on uncompleted contracts is critical to the extent that any underestimate of total expected costs on fixed-price construction contracts could result in reduced profit margins being recognized on these contracts at the time of completion.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, the Company records a specific allowance for bad debts to reduce the net recognized receivable to the amount we reasonably believe will be collected.

The Company believes the accounting estimate related to the allowance for doubtful accounts is critical because the underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital.

During 2002, $1.6 million of bad debts expense was incurred and the allowance for doubtful accounts was $3.8 million (4.7% of trade accounts receivable) as of December 31, 2002. General economic conditions and specific geographic concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense. An increase or decrease of one percentage-point in the Company's allowance for doubtful accounts at December 31, 2002 would result in an $822,000 increase or decrease in bad debts expense.

Although an estimated allowance for doubtful accounts on the Company's accounts receivable is provided for, the allowance for doubtful accounts on the electric segment's wholesale electric sales is insignificant in proportion to annual revenues from these sales ($82 million in 2002). The electric segment has not experienced a bad debt related to wholesale electric sales due largely to stringent risk management criteria related to these sales. However, nonpayment on a single wholesale electric sale could result in a significant bad debt expense.

DEPRECIATION EXPENSE AND DEPRECIABLE LIVES

The provisions for depreciation of electric utility property for financial reporting purposes are made on the straight-line method based on the estimated service lives (5 to 65 years) of the properties. Such provisions as a percent of the average balance of depreciable electric utility property were 3.08% in 2002 and 3.06% in both 2001 and 2000. Depreciation rates on electric utility property are subject to annual regulatory review and approval and depreciation expense is recovered through rates set by ratemaking authorities. Although the useful lives of electric utility properties are estimated, the recovery of their cost is dependent on the ratemaking process. Deregulation of the electric industry could result in changes to the estimated useful lives of electric utility property that could impact depreciation expense.

Property and equipment of nonelectric operations are carried at historical cost or at the current appraised value if acquired in a business combination accounted for under the purchase method of accounting and are depreciated on a straight-line basis over useful lives (3 to 40 years) of the related assets. The Company believes that the lives and methods of determining depreciation are reasonable, however, changes in economic conditions affecting the industries in which our companies operate or innovations in technology could result in a reduction of the estimated useful lives of the Company's property plant and equipment or in an impairment write-down of the carrying value of these properties.

ASSET IMPAIRMENT

The Company is required to test for asset impairment relating to property and equipment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable. The Company applies Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets in order to determine whether or not an asset is impaired. This standard requires an impairment analysis when indicators of impairment are present. If such indicators are present, the standard requires that if the sum of the future expected cash flows from a company's asset, undiscounted and without interest charges, is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset.

The Company believes that the accounting estimates related to an asset impairment are critical because they are highly susceptible to change from period to period reflecting changing business cycles, they require management to make assumptions about future cash flows over future years and the impact of recognizing an impairment could have a significant effect on operations. Management's assumptions about future cash flows require significant judgment because actual operating levels have fluctuated in the past and are expected to continue to do so in the future.

As of December 31, 2002, an assessment of the carrying values of the Company's long-lived assets and other intangibles indicated that these assets were not impaired.

GOODWILL IMPAIRMENT

Beginning in 2002, goodwill is required to be evaluated annually for impairment, according to SFAS No. 142, Goodwill and Other Intangible Assets. The standard requires a two-step process be performed to analyze whether or not goodwill has been impaired. Step one is to test for potential impairment, and requires that the fair value of the reporting unit be compared to its book value including goodwill. If the fair value is higher than the book value, no impairment is recognized. If the fair value is lower than the book value, a second step must be performed. The second step is to measure the amount of impairment loss, if any, and requires that a hypothetical purchase price allocation be done to determine the implied fair value of goodwill. This fair value is then compared to the carrying value of goodwill. If the implied fair value is lower than the carrying value, an impairment must be recorded.

The Company believes that accounting estimates related to goodwill impairment are critical because the underlying assumptions used for the discounted cash flow can change from period to period and could potentially cause a material impact to the income statement. Management's assumptions about inflation rates and other internal and external economic conditions, such as earnings growth rate, require significant judgment based on fluctuating rates and expected revenues. Additionally, SFAS No. 142 requires that the goodwill be analyzed for impairment on an annual basis using the assumptions that apply at the time the analysis is updated.

As of December 31, 2002, an assessment of the carrying values of the Company's goodwill indicated no impairment.

FACTORS AFFECTING FUTURE EARNINGS

The results of operations discussed above are not necessarily indicative of future earnings. Factors affecting future earnings include, but are not limited to, the Company's diversification efforts, growth of electric revenues, the timing and scope of deregulation and open competition, Federal Energy Regulatory Commission (FERC) mandated operational changes to the electricity transmission grid, impact of the investment performance of the Company's pension plan, changes in the economy, weather conditions, governmental and regulatory action, fuel and purchased power costs and environmental issues. Anticipated higher operating costs and carrying charges on increased capital investment in plant, if not offset by proportionate increases in operating revenues and other income (either by appropriate rate increases, increases in unit sales, or increases in nonelectric operations), will affect future earnings.

ELECTRIC OPERATIONS

Growth of electric revenue

Growth in electric sales will be subject to a number of factors, including the volume of sales of electricity to other utilities, the effectiveness of demand-side management programs, weather, competition, the price of alternative fuels and the rate of economic growth or decline in the Company's service area. The Company's electric business depends primarily on the use of electricity by customers in our service area. The Company's electric kwh sales to retail customers increased 2.4% in 2002, 2.9% in 2001, and 3.5% in 2000.

Factors beyond the Company's control, such as mergers and acquisitions, geographical location, transmission reservation costs, unplanned interruptions at the Company's generating plants and the effects of deregulation, could lead to greater volatility in the volume and price of sales of electricity to other utilities. Activity in the short-term energy market is subject to change based on a number of factors and it is difficult to predict the quantity of wholesale power sales or prices for wholesale power, although it appears that market conditions for wholesale power transactions will be depressed in the future because of generating unit additions in the power pool and the advent of transmission system operators mandated by the FERC.

Regulation

Rates of return earned on utility operations are subject to review by the various state commissions that have jurisdiction over the electric rates charged by the Company. These reviews may result in future revenue and income reductions when actual rates of return are deemed by regulators to be in excess of allowed rates of return.

On December 29, 2000 the North Dakota Public Service Commission (NDPSC) approved a performance-based ratemaking plan that links allowed earnings in North Dakota to seven defined performance standards in the areas of price, electric service reliability, customer satisfaction and employee safety. The plan is in place for 2001 through 2005, unless suspended or terminated by the NDPSC or the Company. The electric utility's 2002 rate of return is expected to be within the allowable range defined in the plan.

Fuel Costs

The Company has an agreement for Big Stone Plant's coal supply through December 31, 2004. The Company has been unable to negotiate a competitive delivery rate for coal to the Big Stone Plant with rail carriers. Coal is being shipped to Big Stone Plant under a tariff rate. The Company has commenced a proceeding before the Surface Transportation Board requesting the Board set a competitive rate. The Company expects the outcome to have a favorable impact on its fuel costs for the Big Stone Plant.

The Mid-Continent Area Power Pool region has experienced a slight increase in availability of excess generation and transmission capacity due to the addition of peaking capacity. While the availability of the Company's plants has been excellent, the loss of a major plant could expose the Company to higher purchased power costs. Two factors mitigate this financial risk. First, wholesale sales contracts include provisions to release the Company from its obligations in case of a plant outage; and second, the Company has cost of energy adjustment clauses that allow pass through of most of the energy costs to retail customers. However, increases in fuel costs or regional generating capacity could have a negative impact on wholesale electric sales and profit margins.

Environmental

Current regulations under the Federal Clean Air Act (the Act) are not expected to have a significant impact on future capital requirements or operating costs. However, proposed or future regulations under the Act, changes in the future coal supply market, and/or other laws and regulations could impact such requirements or costs. The Company anticipates that, under current regulatory principles, any such costs could be recovered through rates. All of the Company's electric generating plants operated within the Act's phase two standards for sulfur-dioxide and nitrogen-oxide emissions in 2002. Ongoing compliance with the phase two requirements is not expected to significantly impact operations at any of the Company's plants.

The Act called for Environmental Protection Agency (EPA) studies of the effects of emissions of listed pollutants by electric steam generating plants. The EPA has completed the studies and sent reports to Congress. The Act required that the EPA make a finding as to whether regulation of emissions of hazardous air pollutants from fossil fuel-fired electric utility generating units is appropriate and necessary. On December 14, 2000 the EPA announced that it would regulate mercury emissions from electric generating units. The EPA expects to propose regulations by December 2003 and issue final rules by December 2004. Because promulgation of rules by the EPA has not been completed, it is not possible to assess whether, or to what extent, this regulation will impact the Company.

The EPA has targeted electric steam generating units as part of an enforcement initiative relative to compliance with the Act. The EPA is attempting to determine if utilities violated certain provisions of the Act by making major modifications to their facilities without installing state-of-the-art pollution controls. On January 2, 2001 the Company received a request from the EPA pursuant to Section 114(a) of the Act requiring the Company to provide certain information relative to past operation and capital construction projects at the Big Stone Plant. The Company has responded to that request and cannot, at this time, determine what, if any, actions will be taken by the EPA as a result of the Company's response.

At the request of the Minnesota Pollution Control Agency (MPCA), the Company has an ongoing investigation at the Hoot Lake Plant closed ash disposal sites. The MPCA continues to monitor site activities under their Voluntary Investigation and Cleanup Program. In April 2001, the Company submitted a Remedial Investigation Work Plan to the MPCA describing our plans to further investigate the environmental impact of the closed portion of the Hoot Lake Plant ash disposal site. The MPCA approved the plan, with some suggested modifications and these tasks have been completed. The MPCA also asked that we eliminate a ground water seepage that was originating from one of the disposal areas. Site work was completed in early November 2001, however, seepage reappeared in a new location in the spring of 2002. We initiated additional studies to further characterize the site and that report will be submitted to the MPCA for their review and comment. The Company does not anticipate that the MPCA's review will result in actions that will have a material impact on the utility's results of operations or financial condition.

Deregulation and legislation

In December 1999, the FERC issued order No. 2000, with the goal to consolidate control of the transmission network into a new structure of independent regional grid operators. The Midwest Independent Transmission System Operator (MISO), based in Carmel, Indiana, transitioned into operational control of a broad Midwest region of transmission in February 2002. Their nondiscriminatory operation of the transmission system satisfies FERC's Order No. 2000. As the transmission provider and security coordinator for the region, MISO offers available capacity, accepts schedules, and provides settlement for transmission services. As a transmission owner within MISO, Otter Tail Power Company received $1.35 million in transmission service revenue while its load based charge for MISO operating costs totaled $0.7 million, or $0.00017 per kwh, in 2002.

In July 2002, FERC issued a Notice of Proposed Rulemaking (NOPR) on Standard Market Design (SMD). Its purpose is to insure standard commercial rules for the operation of competitive markets for electricity. The SMD NOPR calls for markets to be operational across the United States by the end of 2004. A final rule on the SMD is expected by June of 2003. MISO, with strong FERC encouragement, has established the end of 2003 as a target for MISO markets to be operational within its geographical area of operation.

Consolidation of adjacent North American Electric Reliability Council (NERC) regional reliability councils is expected to move forward during 2003. The anticipated legal authorization to evolve the NERC, a voluntary utility effort born in the aftermath of outages in the late 1960s, into the North American Electric Reliability Organization (NAERO) is awaiting the passage of an all-encompassing energy bill. NAERO represents the creation of an independent and self-regulatory reliability organization to establish and enforce compliance with mandatory rules for the reliable operation of the transmission system within the United States under the oversight of FERC.

The United States Congress ended its 2002 legislative session without taking action on electric industry restructuring legislation. The Congress did consider a broad energy bill, but failed to pass it prior to the November elections. There was no legislative action regarding electric retail choice in any of the states the Company serves and no major electricity legislation is expected in the 2003 legislative sessions in those states. The Company does not expect retail competition to come to the states of Minnesota, North Dakota or South Dakota in the foreseeable future.

Competition in the electric industry

As the electric industry evolves and becomes more competitive, the Company believes it is well positioned to be successful. A comparison of the Company's electric retail rates to the rates of other investor-owned utilities, cooperatives, and municipals in the states the Company serves indicates that its rates are competitive. In addition, the Company would attempt more flexible pricing strategies under an open, competitive environment.

NONELECTRIC OPERATIONS

In 2002, approximately 31% of the Company's net income was contributed by nonelectric operations. The Company plans to make additional acquisitions. The following guidelines are used when considering acquisitions: emerging or middle market company; proven entrepreneurial management team that will remain after the acquisition; products and services intended for commercial rather than retail consumer use; the ability to provide immediate earnings and future growth potential; and 100% ownership. The Company intends to grow earnings as a long-term owner of its operating companies. The Company also assesses the performance of its operating companies' return on capital and will consider divesting under-performing operating companies. Continuing growth from nonelectric operations could result in earnings, cash flow and stock price volatility.

While the Company cannot predict the success of our current nonelectric businesses, we believe opportunities exist for growth in these business segments. Factors that could affect the results of our nonelectric businesses include, but are not limited to, the following: fluctuations in the cost and availability of raw materials and the ability to maintain favorable supplier arrangements and relationships; competitive products and pricing pressures and the ability to gain or maintain market share in trade areas; general economic conditions; the impact of government regulations; effectiveness of advertising, marketing, and promotional programs; impairment of goodwill recorded in connection with the acquisition of nonelectric businesses; adverse weather conditions; and competition in the transportation industry. The failure of Congress to pass a broad energy bill in 2003 could have an unfavorable impact on the Company's operations that manufacture towers for the wind energy industry.

KEY ACCOUNTING PRONOUNCEMENTS

The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, on January 1, 2001, which requires all derivative instruments be reported on the consolidated balance sheet at fair value. The Company has determined that certain electric energy contracts meet the criteria of a derivative under SFAS No. 133 but qualify for the normal purchase and normal sales exception and are not subject to mark-to-market accounting treatment. SFAS No. 133 did not have a material effect on the Company's 2001 or 2002 consolidated results of operations, financial position or cash flows.

In October 2002, an Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a consensus on EITF Issue No. 02-3, Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities. Any contracts within the scope of SFAS No. 133 that are trading or held for trading and are settled physically should be reported on a net basis. Any contracts within the scope of SFAS No. 133 that are not considered trading and are settled physically should be reported on a gross basis. As of December 31, 2002, none of the electric utility's completed or open energy-only contracts were determined to be trading or held for trading purposes.

The FASB has issued SFAS No. 143, Accounting for Asset Retirement Obligations (ARO), which provides accounting requirements for retirement obligations associated with tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. The Company adopted SFAS No. 143 on January 1, 2003. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal constructions under the doctrine of promissory estoppel. Adoption of SFAS No. 143 will change the accounting for ARO costs of the utility's generating plants as well as certain other long-lived assets. Currently, estimated net salvage amounts are part of depreciation expense accruals collected in the utility's rates and reported in accumulated depreciation. SFAS No. 143 requires the present value of the future decommissioning cost to be recognized as a liability on the balance sheet with an offsetting amount being added to the capitalized cost of the related long-lived asset. The liability will be accreted to its present value each period and the capitalized cost will be depreciated over the useful life of the related asset. The FERC issued a proposed rulemaking on Accounting, Financial Reporting, and Rate Filing Requirements for Asset Retirement Obligations on October 30, 2002.

The Company is in the process of evaluating what assets may have associated retirement costs as defined by SFAS No. 143, and what the prescribed accounting treatment will be under FERC rules. Preliminary calculations indicate that estimated costs of current legal obligations associated with asset retirement are already included in existing accumulated depreciation. The estimated amount added to the generating plant assets would be under $0.7 million. The estimated future obligation under SFAS No. 143 is under $4.3 million, primarily for steam generating plants, and the estimated current liability at the end of 2002 would be near $2.2 million. The $1.5 million difference between the increase in plant assets and the present value of the future ARO obligation represents the cumulative effect of amounts that would have been accreted to the liability from the time the generating assets were first placed in service through December 31, 2002. The Company expects regulatory rules to be adopted that will allow the cumulative effect of the accretion expense on net income resulting from the adoption of SFAS No. 143 to be offset by a credit to income and a charge to the accumulated reserve for depreciation account or to a proposed regulatory asset account. Through 2002, the Company has accrued $14.4 million in its depreciation reserve accounts for all legal and other expected obligations at retirement of their steam generating plants. Since the Company is already recovering these estimated legal obligations and they are already recognized as recoverable for rate regulation, the Company does not expect any impact on earnings as a result of adopting SFAS No. 143.

The FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets in October 2001. SFAS No. 144 replaces SFAS No.121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement develops one accounting model for long-lived assets to be disposed of by sale and also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The statement is effective for fiscal years beginning after December 15, 2001. The Company adopted the accounting model for impairment or disposal of long-lived assets starting January 1, 2002. Adoption of this statement did not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain amendments to SFAS No. 123 of this Statement shall be effective for financial statements for fiscal years ending after December 15, 2002. The Company currently follows the accounting provisions of Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees, for stock-based compensation and provides the pro forma disclosures required under SFAS No. 123 as amended by SFAS No. 148.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At December 31, 2002 the Company had limited exposure to market risk associated with interest rates and commodity prices and no exposure to market risk associated with changes in foreign currency exchange rates.

The majority of the Company's long-term debt has fixed interest rates. The interest rate on variable rate long-term debt is reset on a periodic basis reflecting current market conditions. The Company manages its interest rate risk through the issuance of fixed-rate debt with varying maturities, through economic refunding of debt through optional refundings, limiting the amount of variable interest rate debt, and utilization of short-term borrowings to allow flexibility in the timing and placement of long-term debt. As of December 31, 2002 the Company had $15.5 million of long-term debt subject to variable interest rates. Assuming no change in the Company's financial structure, if variable interest rates were to average 1 percentage-point higher or lower than the average variable rate on December 31, 2002, interest expense and pre-tax earnings would change by approximately $155,000.

The Company has not used interest rate swaps to manage net exposure to interest rate changes related to the Company's portfolio of borrowings. The Company maintains a ratio of fixed rate debt to total debt within a certain range. It is the Company's policy to enter into interest rate transactions and other financial instruments only to the extent considered necessary to meet its stated objectives. The Company does not enter into transactions for speculative or trading purposes.

The electric utility's retail portion of fuel and purchased power costs are subject to cost-of-energy adjustment clauses that mitigate the commodity price risk by allowing a pass through of most of the increase or decrease in energy costs to retail customers. In addition, the electric utility participates in an active wholesale power market providing access to energy resources that may serve to mitigate price risk. The Company has in place an energy risk management policy with a goal to manage, through the use of defined risk management practices, price risk and credit risk associated with wholesale power purchases and sales.

The Company's energy services subsidiary markets natural gas to approximately 150 retail customers. Some of these customers are served under fixed-price contracts. There is price risk associated with a limited number of fixed-price contracts since the corresponding cost of natural gas is not immediately locked in. This price risk is not considered material to the Company.

The plastics companies are exposed to market risk related to changes in commodity prices for PVC resins, the raw material used to manufacture PVC pipe. The PVC pipe industry is highly sensitive to commodity raw material pricing volatility. Historically, when resin prices are rising or stable, margins and sales volume have been higher and when resin prices are falling, sales volumes and margins have been lower. Gross margins also decline when the supply of PVC pipe increases faster than demand. Due to the commodity nature of PVC resin and the dynamic supply and demand factors worldwide, it is very difficult to predict gross margin percentages or to assume that historical trends will continue.

CAUTIONARY STATEMENTS

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company makes the following statements.

The information in this annual report includes forward-looking statements. Important risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements are set forth above under "Critical accounting policies involving significant estimates" and "Factors affecting future earnings." Other risks and uncertainties may be presented from time to time in the Company's future Securities and Exchange Commission filings.

REPORT OF MANAGEMENT

Management is responsible for the preparation and integrity of the consolidated financial statements and representations in this annual report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles as applied to regulated and nonregulated businesses and necessarily include some amounts that are based on informed judgments and best estimates and assumptions of management.

To meet its responsibilities with respect to consolidated financial information, management maintains and enforces an internal control system designed to provide assurance, on a cost-effective basis, that transactions are carried out in accordance with management's authorizations and assets are safeguarded against loss from unauthorized use or disposition. Management believes the Company's accounting policies and controls prevent material errors and irregularities, and they allow employees in the normal course of their duties to detect inaccuracies within a timely period. In addition, the Company has codes of conduct that set high standards of ethical conduct for all employees to maintain. The Company's internal staff is charged with the responsibility for determining compliance with Company procedures.

Directors, who are not officers or employees, make up the Audit Committee of the Board of Directors. This committee meets with management, internal auditors, and independent auditors to evaluate the Company's internal control and financial reports. The independent auditors and internal auditors have free access to the Audit Committee, without management's presence, to discuss the results of their audits.

John Erickson
President and Chief Executive Officer

Kevin Moug
Chief Financial Officer and Treasurer

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Otter Tail Corporation

We have audited the accompanying consolidated balance sheets and statements of capitalization of Otter Tail Corporation and its subsidiaries (the Company) as of December 31, 2002, and 2001, and the related consolidated statements of income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002, and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
January 29, 2003

CONSOLIDATED BALANCE SHEETS, DECEMBER 31

(in thousands)	2002	2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 9,937	$ 11,378
Accounts receivable:		
Trade (less allowance for doubtful accounts of $3,833,000 for 2002 and $1,109,000 for 2001)	81,670	64,215
Other	1,466	5,047
Inventories	44,154	39,301
Deferred income taxes	4,487	4,020
Accrued utility revenues	11,633	11,055
Other	10,866	8,878
Total current assets	164,213	143,894
Investments	18,439	18,009
Goodwill—net	64,557	48,221
Intangibles—net	5,592	1,584
Other assets	17,696	15,687
Deferred debits		
Unamortized debt expense and reacquisition premiums	8,895	5,646
Regulatory assets	10,238	5,117
Other	1,220	1,406
Total deferred debits	20,353	12,169
Plant		
Electric plant in service	835,382	810,470
Nonelectric operations	178,656	145,712
Total	1,014,038	956,182
Less accumulated depreciation and amortization	467,759	441,863
Plant—net of accumulated depreciation and amortization	546,279	514,319
Construction work in progress	41,607	28,658
Net plant	587,886	542,977
Total	$ 878,736	$ 782,541

See accompanying notes to consolidated financial statements.

▷ CONSOLIDATED BALANCE SHEETS, DECEMBER 31

(in thousands)	2002	2001
LIABILITIES AND EQUITY		
Current liabilities		
Short-term debt	$ 30,000	$ —
Sinking fund requirements and current maturities of long-term debt	7,690	28,946
Accounts payable	52,430	46,871
Accrued salaries and wages	18,194	17,397
Accrued federal and state income taxes	—	1,634
Other accrued taxes	10,150	9,854
Other accrued liabilities	5,760	6,090
Total current liabilities	124,224	110,792
Noncurrent liabilities	43,821	32,981
Commitments (note 7)		
Deferred credits		
Deferred income taxes	94,147	85,591
Deferred investment tax credit	12,782	13,935
Regulatory liabilities	9,133	9,914
Other	7,435	7,160
Total deferred credits	123,497	116,600
Capitalization (page 37)		
Long-term debt, net of sinking fund and current maturities	258,229	227,360
Cumulative preferred shares	15,500	15,500
Common shares, par value $5 per share—authorized, 50,000,000 shares; outstanding, 2002—25,592,160 shares; 2001—24,653,490 shares	127,961	123,267
Premium on common shares	24,135	1,526
Unearned compensation	(1,946)	(151)
Retained earnings	175,304	156,641
Accumulated other comprehensive loss	(11,989)	(1,975)
Total common equity	313,465	279,308
Total capitalization	587,194	522,168
Total	$ 878,736	$ 782,541

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME—FOR THE YEARS ENDED DECEMBER 31

(in thousands, except per-share amounts)	2002	2001	2000
Operating revenues			
Electric	$ 307,403	$ 307,684	$ 262,280
Plastics	82,931	63,216	82,667
Manufacturing	142,390	123,436	97,506
Health services	93,420	79,129	66,319
Other business operations	83,972	80,667	78,159
Total operating revenues	710,116	654,132	586,931
Operating expenses			
Production fuel	44,122	41,776	38,546
Purchased power	94,694	99,491	66,121
Electric operation and maintenance expenses	80,534	75,531	74,591
Cost of goods sold	286,253	249,789	229,056
Other nonelectric expenses	70,495	58,497	53,831
Depreciation and amortization	42,613	42,100	40,562
Property taxes	9,423	9,464	9,976
Total operating expenses	628,134	576,648	512,683
Operating income			
Electric	53,720	57,150	49,268
Plastics	11,136	(1,391)	8,745
Manufacturing	9,771	12,175	6,945
Health services	8,370	6,862	5,729
Other business operations	(1,015)	2,688	3,561
Total operating income	81,982	77,484	74,248
Other income and deductions—net	2,057	2,193	2,154
Interest charges	17,850	15,991	17,005
Income before income taxes	66,189	63,686	59,397
Income taxes	20,061	20,083	18,355
Net income	46,128	43,603	41,042
Preferred dividend requirements	736	1,993	1,879
Earnings available for common shares	$ 45,392	$ 41,610	$ 39,163
Average number of common shares outstanding—basic	25,176	24,600	24,572
Average number of common shares outstanding—diluted	25,397	24,832	24,649
Basic earnings per share	$ 1.80	$ 1.69	$ 1.59
Diluted earnings per share	$ 1.79	$ 1.68	$ 1.59
Dividends per common share	$ 1.06	$ 1.04	$ 1.02

See accompanying notes to consolidated financial statements.

▷ CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

(in thousands, except common shares outstanding)	Common shares outstanding	Par value, common shares	Premium on common shares	Unearned compensation	Retained earnings	Accumulated other comprehensive income/(loss)	Total equity
Balance, December 31, 1999	**24,571,410**	**$ 122,857**	**$ —**	**$ (301)**	**$ 126,210**	**$ —**	**$ 248,766**
Common stock issuances	2,878	14	50				64
Amortization of unearned compensation—stock options				75			75
Comprehensive income:							
Net income					41,042		41,042
Minimum liability adjustment						(220)	(220)
Total comprehensive income							40,822
Purchase stock for employee purchase plan on open market					(250)		(250)
Cumulative preferred dividends					(1,878)		(1,878)
Common dividends					(24,328)		(24,328)
Balance, December 31, 2000	**24,574,288**	**122,871**	**50**	**(226)**	**140,786**	**(220)**	**263,271**
Common stock issuances	79,202	396	1,187				1,583
Amortization of unearned compensation—stock options				75			75
Comprehensive income:							
Net income					43,603		43,603
Minimum liability adjustment						(1,755)	(1,755)
Total comprehensive income							41,848
Tax benefit for exercise of stock options			302				302
Remove capital stock expense $6.35 preferred shares			246		(246)		—
Purchase stock for employee purchase plan on open market			(259)		(168)		(427)
Cumulative preferred dividends					(2,088)		(2,088)
Common dividends					(25,256)		(25,256)
Balance, December 31, 2001	**24,653,490**	**123,267**	**1,526**	**(151)**	**156,641**	**(1,975)**	**279,308**
Common stock issuances	938,670	4,694	22,094	(2,674)			24,114
Amortization of unearned compensation—stock options				879			879
Comprehensive income:							
Net income					46,128		46,128
Minimum liability adjustment						(10,014)	(10,014)
Total comprehensive income							36,114
Tax benefit for exercise of stock options			720				720
Purchase stock for employee purchase plan on open market			(205)				(205)
Cumulative preferred dividends					(736)		(736)
Common dividends					(26,729)		(26,729)
Balance, December 31, 2002	**25,592,160**	**$ 127,961**	**$ 24,135**	**$ (1,946)**	**$ 175,304**	**$ (11,989)**	**$ 313,465**

See accompanying notes to consolidated financial statements.

> CONSOLIDATED STATEMENTS OF CASH FLOWS—FOR THE YEARS ENDED DECEMBER 31

(in thousands)	2002	2001	2000
Cash flows from operating activities			
Net income	$ 46,128	$ 43,603	$ 41,042
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	42,613	42,100	40,562
Deferred investment tax credit—net	(1,153)	(1,177)	(1,183)
Deferred income taxes	2,669	(1,441)	(4,655)
Change in deferred debits and other assets	(5,178)	(8,434)	(3,346)
Change in noncurrent liabilities and deferred credits	1,049	2,484	4,263
Allowance for equity (other) funds used during construction	(1,742)	(963)	(341)
Other—net	1,399	(81)	728
Cash provided by (used for) current assets and current liabilities:			
Change in receivables, materials and supplies	(4,192)	4,880	(20,781)
Change in other current assets	(2,512)	(432)	537
Change in payables and other current liabilities	2,288	(581)	9,904
Change in interest and income taxes payable	(4,572)	(2,429)	(4,969)
Net cash provided by operating activities	76,797	77,529	61,761
Cash flows from investing activities			
Capital expenditures	(75,533)	(53,596)	(46,273)
Proceeds from disposal of noncurrent assets	2,462	3,298	1,709
Acquisitions—net of cash acquired	(6,591)	(8,948)	(34,194)
Sale (purchase) of other investments	5	(1,884)	(86)
Net cash used in investing activities	(79,657)	(61,130)	(78,844)
Cash flows from financing activities			
Net borrowings under line of credit	25,507	—	(50)
Proceeds from employee stock plans	3,091	1,347	14
Proceeds from issuance of long-term debt	65,124	121,146	44,814
Payments for retirement of long-term debt	(62,161)	(81,549)	(24,889)
Payments for debt issuance expenses	(2,677)	(1,880)	
Redemption of preferred stock	—	(18,000)	—
Dividends paid and other distributions	(27,465)	(27,344)	(26,455)
Net cash provided by (used in) financing activities	1,419	(6,280)	(6,566)
Net change in cash and cash equivalents	(1,441)	10,119	(23,649)
Cash and cash equivalents at beginning of year	11,378	1,259	24,908
Cash and cash equivalents at end of year	$ 9,937	$ 11,378	$ 1,259
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 16,831	$ 16,313	$ 16,075
Income taxes	$ 22,835	$ 23,575	$ 28,510

See accompanying notes to consolidated financial statements.

▷ CONSOLIDATED STATEMENTS OF CAPITALIZATION, DECEMBER 31

(in thousands)	2002	2001
Long-term debt		
First mortgage bond series:		
7.25%, retired August 1, 2002	$ —	$ 18,200
8.25%, retired October 31, 2002	—	27,300
Total first mortgage bond series	—	45,500
Senior debentures 6.375%, due December 1, 2007	**50,000**	50,000
Senior notes 6.63%, due December 1, 2011	**90,000**	90,000
Insured senior notes 5.625%, due October 1, 2017	**40,000**	—
Senior notes 6.80%, due October 1, 2032	**25,000**	—
Industrial development refunding revenue bonds 5.00% retired December 2, 2002	—	3,010
Pollution control refunding revenue bonds variable 1.8% at December 31, 2002, due December 1, 2012	**10,400**	10,400
Grant County, South Dakota pollution control refunding revenue bonds 4.65%, due September 1, 2017	**5,185**	5,185
Mercer County, North Dakota pollution control refunding revenue bonds 4.85%, due September 1, 2022	**20,790**	20,790
Obligations of Varistar Corporation:		
8.15% five-year term note, due October 31, 2005	**3,531**	5,280
7.80% ten-year term note, due October 31, 2007	**6,712**	9,771
Variable 3.07% at December 31, 2002, due July 3, 2007	**3,634**	4,479
Various up to 12.67% at December 31, 2002	**11,022**	11,571
Obligations of Otter Tail Energy Services Company 8.75% ten-year term note, retired February 2002	—	892
Other	—	5
Total	**266,274**	256,883
Less:		
Current maturities	**7,690**	28,646
Sinking fund requirement	—	300
Unamortized debt discount	**355**	577
Total long-term debt	**258,229**	227,360
Cumulative preferred shares—without par value (stated and liquidating value $100 a share)—authorized 1,500,000 shares;	—	—
Series outstanding:		
$3.60, 60,000 shares	**6,000**	6,000
$4.40, 25,000 shares	**2,500**	2,500
$4.65, 30,000 shares	**3,000**	3,000
$6.75, 40,000 shares	**4,000**	4,000
Total preferred	**15,500**	15,500
Cumulative preference shares—without par value, authorized 1,000,000 shares; outstanding: none		
Total common shareholders' equity	**313,465**	279,308
Total capitalization	**$ 587,194**	$ 522,168

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of Otter Tail Corporation and its wholly owned subsidiaries (the Company) include the accounts of the following segments: electric, plastics, manufacturing, health services and other business operations. The electric segment is regulated while the other segments are not regulated. See note 2 to the consolidated financial statements for further descriptions of the Company's business segments. All significant intercompany balances and transactions have been eliminated in consolidation except profits on sales to the regulated electric utility company from nonregulated affiliates, which is in accordance with the requirements of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation. These amounts are not material.

REGULATION AND STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (SFAS) NO. 71

As a regulated entity, the Company and the electric utility account for the financial effects of regulation in accordance with SFAS No. 71. This statement allows for the recording of a regulatory asset or liability for costs that will be collected or refunded through the ratemaking process in the future. In accordance with regulatory treatment, the Company defers utility debt redemption premiums and amortizes such costs over the original life of the reacquired bonds. See note 4 for further discussion.

The Company's regulated business is subject to various state and federal agency regulations. The accounting policies followed by this business is subject to the Uniform System of Accounts of the Federal Energy Regulatory Commission (FERC). These accounting policies differ in some respects from those used by the Company's nonregulated businesses.

PLANT, RETIREMENTS AND DEPRECIATION

Utility plant is stated at original cost. The cost of additions includes contracted work, direct labor and materials, allocable overheads and allowance for funds used during construction (AFC). AFC, a noncash item, is included in utility construction work in progress. The amount of AFC capitalized was $2,636,000 for 2002, $1,342,000 for 2001 and $471,000 for 2000. The cost of depreciable units of property retired plus removal costs less salvage is charged to the accumulated provision for depreciation. Maintenance, repairs and replacement of minor items of property are charged to operating expenses. The provisions for utility depreciation for financial reporting purposes are made on the straight-line method based on the estimated service lives of the properties. Such provisions as a percent of the average balance of depreciable electric utility property were 3.08% in 2002 and 3.06% in both 2001 and 2000. Gains or losses on asset dispositions are taken to the accumulated provision for depreciation reserve and impact current and future depreciation rates.

Property and equipment of nonelectric operations are carried at historical cost or at the then current appraised value if acquired in a business combination accounted for under the purchase method of accounting, and are depreciated on a straight-line basis over useful lives (3 to 40 years) of the related assets. Replacement and major improvements are capitalized; maintenance and repairs are expensed as incurred. Gains or losses on asset dispositions are included in the determination of net income.

JOINTLY OWNED PLANTS

The consolidated financial statements include the Company's 53.9% (Big Stone Plant) and 35% (Coyote Station) ownership interests in the assets, liabilities, revenue and expenses of Big Stone Plant and Coyote Station. Amounts at December 31, 2002 and 2001 included in electric plant in service for Big Stone were $113,731,000 and $112,898,000, respectively, and the accumulated depreciation was $74,533,000 and $71,585,000, respectively. Amounts at December 31, 2002 and 2001 included in electric plant in service for Coyote were $146,739,000 and $146,566,000, respectively, and the accumulated depreciation was $77,855,000 and $74,057,000, respectively. The Company's share of direct revenue and expenses of the jointly owned plants is included in operating revenue and expenses in the Consolidated Statements of Income.

RECOVERABILITY OF LONG-LIVED ASSETS

The Company reviews its long-lived assets whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. The Company determines potential impairment by comparing the carrying value of the assets with net cash flows expected to be provided by operating activities of the business or related assets. Should the sum of the expected future net cash flows be less than the carrying values, the Company would determine whether an impairment loss should be recognized. An impairment loss would be quantified by comparing the amount by which the carrying value exceeds the fair value of the asset where fair value is based on the discounted cash flows expected to be generated by the asset.

INCOME TAXES

Comprehensive interperiod income tax allocation is used for substantially all book and tax temporary differences. Deferred income taxes arise for all temporary differences between the book and tax basis of assets and liabilities. Deferred taxes are recorded using the tax rates scheduled by tax law to be in effect when the temporary differences reverse. The Company amortizes the investment tax credit over the estimated lives of the related property.

REVENUE RECOGNITION

Due to the diverse business operations of the Company, revenue recognition depends on the product produced and sold. The Company recognizes revenue when the earnings process is complete, evidenced by an agreement with the customer, there has been delivery and acceptance, and the price is fixed or determinable. In cases where significant obligations remain after delivery, revenue is deferred until such obligations are fulfilled. Provisions for sale returns and warranty costs are recorded at the time of the sale based on historical information and current trends.

For those operating businesses recognizing revenue when shipped, the operating businesses have no further obligation to provide services related to such product. The shipping terms used in these instances are FOB shipping point.

Electric customers' meters are read and bills are rendered monthly. Revenue is accrued for electricity consumed but not yet billed. Rate schedules applicable to substantially all customers include a cost-of-energy adjustment clause—under which the rates are adjusted to reflect changes in average cost of fuels and purchased power—and a surcharge for recovery of conservation-related expenses. Revenue is accrued for fuel and purchased power costs incurred in excess of amounts recovered in base rates but not yet billed through the cost-of-energy adjustment clause.

Revenues on wholesale electricity sales are recognized when energy is delivered. The majority of revenue is the result of bilateral agreements with individual counter-parties.

Plastics operating revenues are recorded when the product is shipped.

Health services operating revenues on major equipment and installation contracts are recorded when the equipment is delivered. Amounts received in advance under customer service contracts are deferred and recognized on a straight-line basis over the contract period. Revenues generated in the mobile imaging operations are recorded on a fee-per-scan basis.

Manufacturing operating revenues are recorded when products are shipped and on a percentage-of-completion basis for construction type contracts.

Other business operations operating revenues are recorded when services are rendered or products are shipped. In the case of construction contracts, the percentage-of-completion method is used.

Some of the operating businesses enter into fixed-price construction contracts. Revenues under these contracts are recognized on a percentage-of-completion basis. The method used to determine the progress of completion is based on the ratio of costs incurred to total estimated costs. If a loss is indicated at a point in time during a contract, a projected loss for the entire contract is estimated and recognized. The following summarizes costs incurred and billings on uncompleted contracts:

(in thousands)	December 31, 2002	December 31, 2001
Costs incurred on uncompleted contracts	**$ 42,768**	$ 27,808
Less billings to date	**(44,572)**	(38,808)
Plus earnings recognized	**6,340**	5,672
	$ 4,536	$ (5,328)

The following costs incurred and billings are included in the Company's consolidated balance sheet under Other current assets and Accounts payable:

(in thousands)	December 31, 2002	December 31, 2001
Costs in excess of billings on uncompleted contracts	**$ 5,529**	$ 1,951
Billings in excess of costs on uncompleted contracts	**(993)**	(7,279)
	$ 4,536	$ (5,328)

PRE-PRODUCTION COSTS

The Company incurs costs related to the design and development of molds, dies and tools as part of the manufacturing process. The Company accounts for these costs under Emerging Issues Task Force Statement (EITF) 99-5, Accounting for Pre-production Costs Related to Long-Term Supply Arrangements. The Company capitalizes the costs related to the design and development of molds, dies and tools used to produce products under a long-term supply arrangement, some of which are owned by the Company. The balance of pre-production costs deferred on the balance sheet was $1,621,000 as of December 31, 2002 and $1,595,000 as of December 31, 2001.

SHIPPING AND HANDLING COSTS

The Company includes revenues received for shipping and handling in operating revenues. Expenses paid for shipping and handling are recorded as part of cost of goods sold.

STOCK-BASED COMPENSATION

As described in note 5, the Company has elected to follow the accounting provisions of Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees, for stock-based compensation and to furnish the pro forma disclosures required under SFAS No. 123, Accounting for Stock-Based Compensation.

Had compensation costs for the stock options issued been determined based on estimated fair value at the award dates, as prescribed by SFAS No. 123, the Company's net income for 2000 through 2002 would have decreased as presented in the table below. This may not be representative of the pro forma effects for future years if additional options are granted.

(in thousands)	2002	2001	2000
Net income			
As reported	**$ 46,128**	$ 43,603	$ 41,042
Total stock-based employee compensation expense determined under fair value based method for all awards net of related tax effects	**(1,038)**	(833)	(345)
Pro forma	**$ 45,090**	$ 42,770	$ 40,697
Basic earnings per share			
As reported	**$ 1.80**	$ 1.69	$ 1.59
Pro forma	**$ 1.76**	$ 1.66	$ 1.58
Diluted earnings per share			
As reported	**$ 1.79**	$ 1.68	$ 1.59
Pro forma	**$ 1.75**	$ 1.64	$ 1.57

USE OF ESTIMATES

The Company uses estimates based on the best information available in recording transactions and balances resulting from business operations. Estimates are used for such items as depreciable lives, asset impairment evaluations, tax provisions, collectability of trade accounts receivable, self insurance programs, environmental liabilities, unbilled electric revenues, unscheduled power exchanges, service contract maintenance costs, percentage-of-completion and actuarially determined benefit costs. As better information becomes available (or actual amounts are known), the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to 2002 presentation. Such reclassifications had no impact on net income, shareholders' equity or cash flows provided from operations. In addition, during 2001 the Company completed two acquisitions using the pooling-of-interests accounting method. Consolidated financial statements for 2000 were restated in 2001 to reflect these acquisitions.

CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with maturity of 90 days or less to be cash equivalents.

INVESTMENTS

At December 31, 2002 and 2001, the Company had investments of $5,359,000 and $6,108,000, respectively, in limited partnerships that invest in tax-credit qualifying affordable housing projects. These investments provided the Company with tax credits of $1,418,000 in both 2002 and 2001 and $1,414,000 in 2000. The balance of investments at December 31, 2002, consists of $6,135,000 in additional investments accounted for under the equity method and $6,945,000 in other investments accounted for under the cost method, with $1,303,000 related to participation in economic development loan pools. The balance of investments at December 31, 2001, consists of $6,058,000 in additional investments accounted for under the equity method and $5,843,000 in other investments accounted for under the cost method, with $1,186,000 related to participation in economic development loan pools. See further discussion under note 10.

INVENTORIES

The electric operation inventories are reported at average cost. The plastics, health services, manufacturing and other business operation inventories are stated at the lower of cost (first-in, first-out) or market.

Inventories consist of the following:

(in thousands)	December 31, 2002	December 31, 2001
Finished goods	**$ 15,795**	$ 12,644
Work in process	**1,438**	1,732
Raw material, fuel and supplies	**26,921**	24,925
Total inventories	**$ 44,154**	$ 39,301

SHORT-TERM DEBT

There was $30,000,000 in short-term debt outstanding as of December 31, 2002 and no short-term debt outstanding as of December 31, 2001. The average interest rate paid on short-term debt during 2002 and 2001 was 2.2% and 5.2%, respectively.

INTANGIBLE ASSETS

SFAS No. 142, Goodwill and Other Intangible Assets, provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. Intangible assets with finite useful lives will be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company adopted SFAS No. 142 on January 1, 2002.

The Company determined that as of January 1, 2002 goodwill was not impaired and therefore no write-off was necessary. If goodwill had not been amortized in 2001 and 2000, net income would have increased by $2.45 million in 2001 and $2.35 million in 2000.

The following table presents the effects of not amortizing goodwill on reported net income and basic and diluted earnings per share.

(in thousands, except per share amounts)	2002	2001	2000
Net income:			
Reported net income	**$ 46,128**	$ 43,603	$ 41,042
Add back: goodwill amortization, net of tax	**—**	2,449	2,353
Adjusted net income	**$ 46,128**	$ 46,052	$ 43,395
Basic earnings per share:			
Reported basic earnings per share	**$ 1.80**	$ 1.69	$ 1.59
Add back: goodwill amortization, net of tax	**—**	0.10	0.10
Adjusted basic earnings per share	**$ 1.80**	$ 1.79	$ 1.69
Diluted earnings per share:			
Reported diluted earnings per share	**$ 1.79**	$ 1.68	$ 1.59
Add back: goodwill amortization, net of tax	**—**	0.09	0.09
Adjusted diluted earnings per share	**$ 1.79**	$ 1.77	$ 1.68

The changes in the carrying amount of goodwill by segment are as follows:

(in thousands)	Balance December 31, 2001	Adjustment to goodwill acquired in 2001	Goodwill acquired in 2002	Balance December 31, 2002
Plastics	$ 19,302	$ —	$ —	$ 19,302
Manufacturing	1,627	40	6,942	8,609
Health services	13,311	1,885	7,213	22,409
Other business operations	13,981	6	250	14,237
Total	$ 48,221	$ 1,931	$ 14,405	$ 64,557

Intangible assets with finite lives are being amortized over average lives that vary from one to five years. The amortization expense for these intangible assets was $535,000 for 2002, $414,000 for 2001 and $357,000 for 2000. The estimated annual amortization expense for these intangible assets for the next five years is: $525,000 for 2003, $486,000 for 2004, $366,000 for 2005, $219,000 for 2006 and $107,000 for 2007.

Total other intangibles as of December 31 are as follows:

2002 *(in thousands)*	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets:			
Covenants not to compete	**$ 1,920**	**$ 1,143**	**$ 777**
Other intangible assets including contracts	**2,079**	**884**	**1,195**
Total	**$ 3,999**	**$ 2,027**	**$ 1,972**
Non-amortized intangible assets:			
Brandname	**$ 3,620**	**$ —**	**$ 3,620**
2001 *(in thousands)*			
Amortized intangible assets:			
Covenants not to compete	$ 1,575	$ 933	$ 642
Other intangible assets including contracts	1,511	569	942
Total	$ 3,086	$ 1,502	$ 1,584

The Company periodically evaluates the recovery of intangible assets based on an analysis of undiscounted future cash flows. As a result of changing market conditions during 2000, the Company completed an evaluation of the recoverability of the assets of a subsidiary acquired by Otter Tail Energy Services in 1998. As a result of the evaluation it was determined that $800,000 of goodwill was impaired and was charged to amortization expense during 2000. As a result of the writedown, the remaining goodwill related to the acquisition is $1.0 million as of December 31, 2002.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, on January 1, 2001, which requires all derivative instruments be reported on the consolidated balance sheet at fair value. The Company has determined that certain electric energy contracts meet the criteria of a derivative under SFAS No. 133 but qualify for the normal purchase and normal sales exception and are not subject to mark-to-market accounting treatment. SFAS No. 133 did not have a material effect on the Company's 2001 or 2002 consolidated results of operations, financial position or cash flows.

In October 2002, the EITF of the Financial Accounting Standards Board (FASB) reached a consensus on EITF Issue No. 02-3, Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities. Any contracts within the scope of SFAS No. 133 that are trading or held for trading and are settled physically should be reported on a net basis. Any contracts within the scope of SFAS No. 133 that are not considered trading and are settled physically should be reported on a gross basis. As of December 31, 2002, none of the electric utility's completed or open energy-only contracts were determined to be trading or held for trading purposes.

The FASB has issued SFAS No. 143, Accounting for Asset Retirement Obligations (ARO), which provides accounting requirements for retirement obligations associated with tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. The Company adopted SFAS No. 143 on January 1, 2003. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal constructions under the doctrine of promissory estoppel. Adoption of SFAS No. 143 will change the accounting for ARO costs of the utility's generating plants as well as certain other long-lived assets. Currently, estimated net salvage amounts are part of depreciation expense accruals collected in the utility's rates and reported in accumulated depreciation. SFAS No. 143 requires the present value of the future decommissioning cost to be recognized as a liability on the balance sheet with an offsetting amount being added to the capitalized cost of the related long-lived asset. The liability will be accreted to its present value each period and the capitalized cost will be depreciated over the useful life of the related asset. The FERC issued a proposed rulemaking on Accounting, Financial Reporting, and Rate Filing Requirements for Asset Retirement Obligations on October 30, 2002.

The Company is in the process of evaluating what assets may have associated retirement costs as defined by SFAS No. 143, and what the prescribed accounting treatment will be under FERC rules. Preliminary calculations indicate that estimated costs of current legal obligations associated with asset retirement are already included in existing accumulated depreciation. The estimated amount added to the generating plant assets would be under $0.7 million. The estimated future obligation under SFAS No. 143 is under $4.3 million, primarily for steam generating plants, and the estimated current liability at the end of 2002 would be near $2.2 million. The $1.5 million difference between the increase in plant assets and the present value of the future ARO obligation represents the cumulative effect of amounts that would have been accreted to the liability from the time the generating assets were first placed in service through December 31, 2002. The Company expects regulatory rules to be adopted that will allow the cumulative effect of the accretion expense on net income resulting from the adoption of SFAS No. 143 to be offset by a credit to income and a charge to the accumulated reserve for depreciation account or to a proposed regulatory asset account. Through 2002, the Company has accrued $14.4 million in its depreciation reserve accounts for all legal and other expected obligations at retirement of their steam generating plants. Since the Company is already recovering these estimated legal obligations and they are already recognized as recoverable for rate regulation, the Company does not expect any impact on earnings as a result of adopting SFAS No. 143.

The FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in October 2001. SFAS No. 144 replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement develops one accounting model for long-lived assets to be disposed of by sale and also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The statement is effective for fiscal years beginning after December 15, 2001. The Company adopted the accounting model for impairment or disposal of long-lived assets starting January 1, 2002. Adoption of this statement did not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain amendments to SFAS No. 123 of this Statement shall be effective for financial statements for fiscal years ending after December 15, 2002. The Company currently follows the accounting provisions of APB 25, Accounting for Stock Issued to Employees, for stock-based compensation and provides the pro forma disclosures required under SFAS No. 123 as amended by SFAS No. 148.

▷ 2. BUSINESS COMBINATIONS, DISPOSITIONS AND SEGMENT INFORMATION

On May 1, 2002 the Company acquired 100% of the outstanding stock of Computed Imaging Service, Inc. (CIS) of Houston, Texas for 158,257 shares of Otter Tail Corporation common stock and approximately $1.2 million in cash. CIS provides computed tomography and magnetic resonance imaging mobile services, interim rental, and sales and service of new, used and refurbished diagnostic imaging equipment. CIS serves hospitals and other healthcare facilities in the south central United States. The acquisition of CIS allows the Company to expand its existing health services operations into another region of the country. CIS annual revenues were approximately $5.9 million in 2001.

On May 28, 2002 the Company acquired 100% of the outstanding stock of ShoreMaster, Inc. (ShoreMaster), of Fergus Falls, Minnesota for 303,124 shares of Otter Tail Corporation common stock and $2.3 million in cash. ShoreMaster is a leading manufacturer of waterfront equipment ranging from residential-use boatlifts and docks to commercial marina systems. The acquisition of ShoreMaster is expected to provide diversification and growth opportunities for the Company's manufacturing segment. ShoreMaster's annual revenues were approximately $20 million in 2001.

On October 1, 2002 the Company acquired 100% of the outstanding stock of Galva Foam Marine Industries, Inc. (Galva Foam), of Camdenton, Missouri for 256,940 shares of Otter Tail Corporation common stock and approximately $1.0 million in cash. Galva Foam is a leading manufacturer of waterfront equipment ranging from residential boatlifts and docks to commercial marina systems. The acquisition of Galva Foam in combination with the May 2002 acquisition of ShoreMaster will expand the market reach of the Company's waterfront manufacturing product line nationwide with both saltwater and freshwater products. Galva Foam had annual revenues of approximately $13 million in 2001.

In 2002, the Company also acquired two other businesses, neither of which was individually material, one in energy management services and the other in health services. The total purchase price for these businesses was approximately $2 million in cash.

All of the 2002 acquisitions were accounted for using the purchase method of accounting. The pro forma effect of these acquisitions on 2001 and 2000 revenues, net income or earnings per share was not significant.

Below is a condensed balance sheet disclosing the fair value assigned to each major asset and liability category of the acquired companies.

(in thousands)	CIS	ShoreMaster	Galva Foam	Others
Assets				
Current assets	$ 1,439	$ 9,510	$ 4,953	$ 131
Plant	3,975	4,599	1,713	298
Goodwill	5,847	4,292	2,650	1,616
Other intangible assets	30	4,461	41	60
Total assets	$ 11,291	$ 22,862	$ 9,357	$ 2,105
Liabilities and equity				
Current liabilities	$ 1,747	$ 9,642	$ 2,304	$ 32
Long-term debt	2,584	2,723	—	—
Other long-term liabilities	707	797	372	—
Equity	6,253	9,700	6,681	2,073
Total liabilities and equity	$ 11,291	$ 22,862	$ 9,357	$ 2,105

On September 4, 2001 the Company acquired the assets and operations of Interim Solutions and Sales, Inc. and Midwest Medical Diagnostics, Inc. of Minneapolis, Minnesota. These companies operate as a division of DMS Imaging, Inc. and provide mobile diagnostic imaging services on an interim basis for computed tomography and magnetic resonance imaging, fee-per-exam options and sales of previously owned imaging equipment. Revenues for 2000 were approximately $3.1 million. The excess of the purchase price over the net assets acquired was $2.2 million.

On September 10, 2001 the Company acquired the assets and operations of Nuclear Imaging, Ltd., of Sioux Falls, South Dakota. Nuclear Imaging provides mobile nuclear medicine, positron emission tomography and bone densitometry services to more than 120 healthcare facilities in the Midwest. Nuclear Imaging is a subsidiary of DMS Imaging, Inc. Revenues for 2000 were approximately $6.9 million. The excess of the purchase price over the net assets acquired was $4.8 million.

On November 1, 2001 the Company acquired the assets and operations of Titan Steel Corporation of Salt Lake City, Utah. Titan is a fabricator of steel products engaged in custom operations. Titan is an operating division of St. George Steel Fabrication, Inc. Revenues for 2000 were approximately $9 million. The excess of the purchase price over the net assets acquired was immaterial.

The above acquisitions of Interim Solutions and Sales, Inc., Midwest Medical Diagnostics, Inc., Nuclear Imaging, Ltd. and Titan Steel Corporation were accounted for using the purchase method of accounting under SFAS No. 141. Under the transition provision of SFAS No. 142, no goodwill was amortized for these acquisitions during 2001. The pro forma effect of these acquisitions on 2000 revenues, net income, or earnings per share was not significant.

On February 28, 2001 the Company acquired all of the outstanding stock of T.O. Plastics, Inc. in exchange for 451,066 newly issued shares of the Company's common stock. T.O. Plastics, Inc. custom manufactures returnable pallets, material and handling trays and horticultural containers. It has three facilities in Minnesota and one facility in South Carolina.

On September 28, 2001 the Company acquired all of the outstanding stock of St. George Steel Fabrication, Inc. in exchange for 270,370 newly issued shares of the Company's common stock. St. George Steel is a fabricator of steel products engaged in custom and proprietary operations located in Utah.

The above two acquisitions were accounted for as pooling-of-interests. Since the St. George Steel acquisition was initiated prior to June 30, 2001, pooling-of-interest accounting was allowed under the transition provision of SFAS No. 141. The Company's consolidated financial statements for 2000 were restated to reflect the effects of the poolings.

On January 1, 2000 the Company acquired the assets and operations of Vinyltech Corporation (Vinyltech) located in Phoenix, Arizona. Vinyltech is a manufacturer of polyvinyl chloride (PVC) pipe and produces approximately 90 million pounds of pipe annually. Annual revenues for 1999 were approximately $41 million.

On June 1, 2000 the Company acquired the assets and operations of Portable X-Ray & EKG, Inc. (PXE) located in Minneapolis, Minnesota. PXE is a provider of mobile x-ray, EKG, ultrasound and echocardiogram services primarily to patients in long-term care facilities in the Minneapolis/St. Paul market. Its 1999 annual revenues were approximately $2.8 million.

These acquisitions were accounted for using the purchase method of accounting.

SEGMENT INFORMATION

The accounting policies of the segments are described under note 1—Summary of significant accounting policies. The Company's business operations consist of five segments based on products and services. Electric includes the electric utility operating in Minnesota, North Dakota and South Dakota.

Plastics consists of businesses involved in the production of PVC pipe in the Upper Midwest and Southwest regions of the United States.

Manufacturing consists of businesses involved in the production of waterfront equipment, wind towers, frame-straightening equipment and accessories for the auto repair industry, custom plastic pallets, material and handling trays, horticultural containers, fabrication of steel products, contract machining, and metal parts stamping and fabrication located in the Upper Midwest, Missouri and Utah.

Health services include businesses involved in the sale of diagnostic medical equipment, supplies and accessories. These businesses also provide service maintenance, mobile diagnostic imaging, mobile positron emission tomography and nuclear medicine imaging, portable x-ray imaging and rental of diagnostic medical imaging equipment to various medical institutions located in 40 states.

Other business operations consists of businesses in electrical and telephone construction contracting, transportation, telecommunications, entertainment, energy services, and natural gas marketing, as well as the portion of corporate administrative and general expenses that are not allocated to other segments. The electrical and telephone construction contracting companies and energy services and natural gas marketing business operate primarily in the Upper Midwest. The telecommunications companies operate in central and northeast Minnesota and the transportation company operates in 48 states and 6 Canadian provinces.

The Company evaluates the performance of its business segments and allocates resources to them based on earnings contribution and return on total invested capital. Information for the business segments for 2002, 2001 and 2000 is presented in the following table.

(in thousands)	2002	2001	2000
Operating revenue			
Electric	**$ 307,403**	$ 307,684	$ 262,280
Plastics	**82,931**	63,216	82,667
Manufacturing	**142,390**	123,436	97,506
Health services	**93,420**	79,129	66,319
Other business operations	**83,972**	80,667	78,159
Total	**$ 710,116**	$ 654,132	$ 586,931
Operating income			
Electric	**$ 53,720**	$ 57,150	$ 49,268
Plastics	**11,136**	(1,391)	8,745
Manufacturing	**9,771**	12,175	6,945
Health services	**8,370**	6,862	5,729
Other business operations	**(1,015)**	2,688	3,561
Total operating income	**$ 81,982**	$ 77,484	$ 74,248
Other income and deductions - net	**2,057**	2,193	2,154
Interest charges	**17,850**	15,991	17,005
Income before income taxes	**$ 66,189**	$ 63,686	$ 59,397
Depreciation and amortization			
Electric	**$ 24,910**	$ 24,272	$ 23,778
Plastics	**1,760**	3,229	3,301
Manufacturing	**6,525**	5,139	3,930
Health services	**4,410**	3,517	2,981
Other business operations	**5,008**	5,943	6,572
Total	**$ 42,613**	$ 42,100	$ 40,562
Capital expenditures			
Electric	**$ 45,842**	$ 34,992	$ 24,659
Plastics	**5,592**	1,572	3,361
Manufacturing	**15,049**	10,516	8,688
Health services	**3,874**	3,282	2,871
Other business operations	**5,176**	3,234	6,694
Total	**$ 75,533**	$ 53,596	$ 46,273
Identifiable assets			
Electric	**$ 550,855**	$ 523,948	$ 531,778
Plastics	**54,926**	45,649	49,831
Manufacturing	**114,120**	67,033	59,130
Health services	**64,785**	50,560	32,909
Other business operations	**94,050**	95,351	64,060
Total	**$ 878,736**	$ 782,541	$ 737,708

No single external customer accounts for 10% or more of the Company's revenues. Substantially all sales and long-lived assets of the Company are within the United States.

▷ 3. RATE MATTERS AND ARBITRATION SETTLEMENT

In 2001, the Minnesota Legislature exempted certain generation machinery and attached equipment from state personal property tax. The law also requires that any property tax savings resulting from this exemption be refunded to utility customers. As a result of this law, $272,600 in 2001 property tax savings was refunded to Minnesota retail electric customers in 2002. On January 1, 2003 a Property Tax Reduction Rider became effective which reduces base electric rates by 0.27% to reflect ongoing tax savings.

On December 29, 2000 the North Dakota Public Service Commission (NDPSC) approved a performance-based ratemaking plan that links allowed earnings in North Dakota to seven defined performance standards in the areas of price, electric service reliability, customer satisfaction and employee safety. The plan is in place for 2001 through 2005, unless suspended or terminated by the NDPSC or the Company. This plan provides the opportunity for the electric utility to raise its allowed rate of return and shares income with customers when earnings exceed the allowed return. During 2001, the electric utility achieved a rate of return on equity that exceeded targets under the plan which resulted in a sharing of the income between shareholders and customers and led to a $662,300 refund to North Dakota retail electric customers in 2002. The electric utility's 2002 rate of return is expected to be within the allowable range defined in the plan.

During the second quarter of 2000, the Minnesota, South Dakota and North Dakota utility regulatory agencies approved the accounting treatment of settlement proceeds related to the Knife River coal contract arbitration. The settlement proceeds of $3.2 million (including interest) had been recorded as a liability on the balance sheet since 1999 pending regulatory approval. The approval allowed the Company to recover arbitration costs of $1.0 million that had been previously expensed and to recognize as income $308,000 of fuel cost savings applicable to wholesale power pool sales. The remaining $1.9 million represents a reduction of fuel costs that were returned to the Company's electric retail customers through the cost-of-energy adjustment clause during 2000.

▷ 4. REGULATORY ASSETS AND LIABILITIES

The following table indicates the amount of regulatory assets and liabilities recorded on the Company's consolidated balance sheet:

(in thousands)	December 31, 2002	December 31, 2001
Regulatory assets:		
Deferred income taxes	**$ 10,238**	$ 5,117
Debt expenses and reacquisition premiums	**4,323**	3,353
Deferred conservation program costs	**844**	1,059
Plant acquisition costs	**329**	373
Accrued cost-of-energy revenue	**768**	—
Total regulatory assets	**$ 16,502**	$ 9,902
Regulatory liabilities:		
Deferred income taxes	**$ 8,960**	$ 9,735
Gain on sale of division office building	**173**	179
Total regulatory liabilities	**$ 9,133**	$ 9,914
Net regulatory position	**$ 7,369**	$ (12)

The regulatory assets and liabilities related to deferred income taxes are the result of the adoption of SFAS No. 109, Accounting for Income Taxes. Deferred conservation program costs included in Deferred debits—Other represent mandated conservation expenditures recoverable through rates over the next 1.5 years. Plant acquisition costs included in Deferred debits—Other will be amortized over the next eight years. Accrued cost-of-energy revenue included in Accrued utility revenues will be recovered over the next six months. The remaining regulatory assets and liabilities are being recovered from electric customers over the next 32 years.

If for any reason, the Company's regulated businesses cease to meet the criteria for application of SFAS No. 71 for all or part of their operations, the regulatory assets and liabilities that no longer meet such criteria would be removed from the consolidated balance sheet and included in the consolidated statement of income as an extraordinary item in the period in which the application of SFAS No. 71 ceases.

▷ 5. COMMON SHARES AND EARNINGS PER SHARE

NEW ISSUANCES

Common stock issuances during 2002 included 718,321 unregistered shares exchanged in acquisitions, 131,167 shares issued as a result of stock options exercised, 3,382 shares issued as directors' compensation and 85,800 shares of restricted stock issued as officers' and directors' compensation.

STOCK INCENTIVE PLAN

Under the 1999 Stock Incentive Plan (Incentive Plan) a total of 2,600,000 common shares were authorized for granting stock awards. The Incentive Plan provides for the grant of options, performance awards, restricted stock, stock appreciation rights and other types of stock grants or stock-based awards. The exercise price of the stock options is equal to the fair market value per share at the date of the grant. Options granted to outside directors are exercisable immediately and all other options granted as of December 31, 2002 vest ratably over a four-year period. The options expire ten years after the date of the grant. The Company accounts for the Incentive Plan under APB 25.

Unearned compensation relating to the options granted in 1999 was $75,000 at December 31, 2002, and is included as a reduction of common equity.

Presented below is a summary of the stock options activity:

The fair value of the options granted were estimated using the Black-Scholes option-pricing model under the following assumptions:

	2002	2001	2000
Risk free interest rate	**5.2%**	5.5%	5.2%
Expected lives	**7 years**	7 years	7 years
Expected volatility	**26.0%**	24.9%	23.7%
Dividend yield	**4.0%**	4.0%	4.5%

The following table summarizes information about options outstanding as of December 31, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Outstanding as of 12/31/02	Weighted-average remaining contractual life (yrs)	Weighted-average exercise price	Exercisable as of 12/31/02	Weighted-average exercise price
$18.80–$21.94	539,596	6.6	$ 19.47	297,510	$ 19.41
$21.95–$25.07	—	—	—	—	—
$25.08–$26.77	526,375	8.3	$ 26.25	147,875	$ 26.25
$26.78–$31.34	294,750	9.2	$ 31.23	4,000	$ 21.75

In addition to the stock options granted, 85,800, 1,681 and 12,415 shares of restricted stock were granted during 2002, 2001 and 2000, respectively. The total compensation cost recognized in income for stock-based employee compensation awards was $879,000 in 2002, $125,000 in 2001 and $314,000 in 2000. See note 1 for pro forma stock option information.

EMPLOYEE STOCK PURCHASE PLAN

The 1999 Employee Stock Purchase Plan (Purchase Plan) allows eligible employees to purchase the Company's common shares at 85% of the lower market price at either the beginning or the end of each six-month purchase period. A total of 400,000 common shares are available for purchase by employees under the Purchase Plan. To provide shares for the Purchase Plan, common shares were purchased in the open market totaling 57,997 shares in 2002, 56,612 shares in 2001 and 53,630 shares in 2000.

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

On August 30, 1996 the Company filed a shelf registration statement with the Securities and Exchange Commission (SEC) for the issuance

▷ STOCK OPTION ACTIVITY

	2002		2001		2000	
	Options	Average exercise price	Options	Average exercise price	Options	Average exercise price
Outstanding, beginning of year	**1,265,042**	**$ 22.62**	787,316	$ 19.55	442,900	$ 19.25
Granted	**278,750**	**31.34**	582,000	26.33	360,000	19.75
Exercised	**130,797**	**19.71**	74,936	19.44	750	19.19
Forfeited	**52,274**	**22.83**	29,338	22.17	14,834	19.30
Outstanding, year end	**1,360,721**	**24.68**	1,265,042	22.62	787,316	19.55
Exercisable, year end	**449,385**	**$ 21.75**	257,269	$ 19.83	127,542	$ 19.25
Fair value of option granted during year	**$ 7.07**		$ 5.88		$ 3.79	

of up to 2,000,000 common shares pursuant to the Company's Automatic Dividend Reinvestment and Share Purchase Plan (the Plan), which permits shares purchased by shareholders or customers who participate in the Plan to be either new issue common shares or common shares purchased in the open market. Since June 1999, common shares needed for the Plan have been purchased in the open market.

SHAREHOLDER RIGHTS PLAN

On January 27, 1997 the Company's Board of Directors declared a dividend of one preferred share purchase right (Right) for each outstanding common share held of record as of February 10, 1997. One Right was also issued with respect to each common share issued after February 10, 1997. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of newly created Series A Junior Participating Preferred Stock at a price of $70, subject to certain adjustment. The Rights are exercisable when, and are not transferable apart from the Company's common shares until, a person or group has acquired 15% or more, or commenced a tender or exchange offer for 15% or more, of the Company's common shares. If the specified percentage of the Company's common shares is acquired, each Right will entitle the holder (other than the acquiring person or group) to receive, on exercise, common shares of either the Company or the acquiring company having value equal to two times the exercise price of the Right. The Rights are redeemable by the Company's Board of Directors in certain circumstances and expire on January 27, 2007.

EARNINGS PER SHARE

Basic earnings per common share are calculated by dividing earnings available for common shares by the average number of common shares outstanding during the period. Diluted earnings per common share are calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options.

▷ 6. RETAINED EARNINGS RESTRICTION

The Company's Articles of Incorporation, as amended, contain provisions that limit the amount of dividends that may be paid to common shareholders by the amount of any declared but unpaid dividends to holders of the Company's cumulative preferred shares. Under these provisions, none of the Company's retained earnings were restricted at December 31, 2002.

▷ 7. COMMITMENTS AND CONTINGENCIES

At December 31, 2002 the electric utility had commitments under contracts in connection with construction programs aggregating approximately $6,563,000. For capacity and energy requirements the electric utility has agreements extending through 2007, at annual costs of approximately $15,104,000 in 2003, $14,435,000 in 2004, $12,932,000 in 2005, $12,200,000 in 2006 and $12,217,000 in 2007.

The electric utility has contracts providing for the purchase and delivery of a significant portion of its current coal requirements. These contracts expire between 2003 and 2016. In total, the electric utility is committed to the minimum purchase of approximately $92,674,000 or to make payments in lieu thereof, under these contracts. The cost-of-energy adjustment mechanism lessens the risk of loss from market price changes because it provides for recovery of most fuel costs.

The amounts of future operating lease payments are as follows:

(in thousands)	Electric utility	Nonelectric companies	Total
2003	$ 1,799	$ 17,995	$ 19,794
2004	1,592	14,576	16,168
2005	1,302	11,856	13,158
2006	1,302	6,444	7,746
2007	1,302	2,401	3,703
Later years	3,547	650	4,197
Total	$ 10,844	$ 53,922	$ 64,766

Rent expense was $22,282,000, $20,242,000 and $16,595,000, for 2002, 2001 and 2000, respectively.

The Company occasionally is a party to litigation arising in the normal course of business. The Company regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. The Company believes the effect on its consolidated results of operations, financial position and cash flows, if any, for the disposition of all currently pending matters will not be material.

▷ 8. SHORT-TERM AND LONG-TERM BORROWINGS

SHORT-TERM DEBT

The Company has a $50 million line of credit. This line of credit bears interest at the rate of LIBOR plus 0.5% and expires on April 29, 2003. The Company does not anticipate any difficulties in renewing this line of credit. The Company's bank line of credit is a key source of operating capital and can provide interim financing of working capital and other capital requirements, if needed. The Company's obligations under this line of credit are guaranteed by a 100%-owned subsidiary of the Company that owns substantially all of the Company's nonelectric companies. As of December 31, 2002, $30 million of the $50 million line was in use.

The interest rate under the line of credit is subject to adjustment in the event of a change in ratings on the Company's senior unsecured debt, up to LIBOR plus 0.8% if the ratings on the Company's senior unsecured debt fall to BBB+ or below (Standard & Poor's) or Baa1 or below (Moody's). The line of credit also provides for accelerated repayment in the event the Company's long-term senior unsecured debt is rated below BBB- (Standard & Poor's) or Baa3 (Moody's).

LONG-TERM DEBT

In 2002, the Company filed with the SEC a shelf registration statement for $200 million of unsecured debt securities. On September 27, 2002 the Company issued $65 million of senior unsecured notes under the shelf registration statement. The offering consisted of $40 million of 5.625% insured senior notes due 2017 and $25 million of 6.80% senior notes due 2032. Net proceeds from these issues were used to pay off short-term debt that was used to retire the Company's 7.25% series first mortgage bonds at maturity on August 1, 2002 in the amount of $18.2 million, and to retire early on October 31, 2002 the Company's outstanding $27.3 million 8.25% series 2022 first mortgage bonds at an aggregate redemption price of $28.5 million. The remaining proceeds were used to repay short-term debt used to finance a portion of the costs related to the new gas-fired combustion turbine plant being constructed by the electric utility.

As a result of the financing described above, the Company repaid all of its outstanding first mortgage bonds and terminated its first mortgage indenture. The Company has the ability to issue up to an additional $135 million of unsecured debt securities from time to time under its shelf registration statement on file with the SEC. Proceeds from subsequent debt issuances under the shelf registration, if any, may be used for other general corporate purposes, including working capital, capital expenditures, debt repayment, the financing of possible acquisitions or stock repurchases.

The Company's 6.63% senior notes contain an investment grade put that could require the Company to prepay this series with a make-whole premium if the Company's senior unsecured debt is rated below Baa3 (Moody's) or BBB- (Standard & Poor's). The Company's obligations under the 6.63% senior notes are guaranteed by a 100%-owned subsidiary of the Company that owns substantially all of the Company's nonelectric companies. The Company's Grant County and Mercer County pollution control refunding revenue bonds require that the Company grant to Ambac Assurance Corporation, under a financial guaranty insurance policy relating to the bonds, a security interest in the assets of the electric utility if the rating on the Company's senior unsecured debt is downgraded to Baa2 or below (Moody's) or BBB or below (Standard & Poor's and Fitch). The Company believes the risk of the downgrade events described in this paragraph occurring is remote based on the current bond ratings of the Company combined with its strong debt-to-equity ratio and ability to generate cash from operations.

The aggregate amounts of maturities on bonds outstanding and other long-term obligations at December 31, 2002 for each of the next five years are $7,827,000 for 2003, $7,194,000 for 2004, $5,678,000 for 2005, $3,301,000 for 2006 and $50,837,000 for 2007.

COVENANTS

The Company's line of credit and its $90 million 6.63% senior notes due 2011 contain a number of covenants that restrict the Company's ability, with significant exceptions, to: engage in mergers or consolidations; dispose of assets; create liens on assets; engage in transactions with affiliates; take any action which would result in a decrease in the ownership interest in any subsidiary; redeem stock or any subsidiary's stock and pay dividends on stock; make investments, loans or advances; guaranty the obligations of other persons or agree to maintain the net worth or working capital of, or provide funds to satisfy any other financial test applicable to, any other person; and enter into a contract that requires payment to be made by the Company whether or not delivery of the materials, supplies or services is ever made under the contract. In addition, specified financial covenants under the line of credit and the 6.63% senior notes require a debt-to-total capitalization ratio not in excess of 60% and an interest and dividend coverage ratio of at least 1.5 to 1. The 6.63% senior notes also require that priority debt not be in excess of 20% of total capitalization.

As of December 31, 2002 the Company was in compliance with all of the covenants under its line of credit and its other debt obligations.

9. PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

PENSION PLAN

The Company's noncontributory funded pension plan covers substantially all electric utility and corporate employees. The plan provides 100% vesting after 5 vesting years of service and for retirement compensation at age 65, with reduced compensation in cases of retirement prior to age 62. The Company reserves the right to discontinue the plan but no change or discontinuance may affect the pensions theretofore vested. The Company's policy is to fund pension costs accrued. All past service costs have been provided for.

The pension plan has a trustee who is responsible for pension payments to retirees. Four investment managers are responsible for managing the plan's assets. An independent actuary performs the necessary actuarial valuations for the plan.

Net periodic pension cost/(income) for 2002, 2001 and 2000 includes the following components:

(in thousands)	2002	2001	2000
Service cost—benefit earned during the period	**$ 3,120**	$ 2,544	$ 2,458
Interest cost on projected benefit obligation	**9,269**	8,766	8,439
Expected return on assets	**(14,957)**	(14,610)	(13,662)
Amortization of transition asset	**(73)**	(235)	(235)
Amortization of prior-service cost	**1,285**	1,107	1,107
Amortization of net gain	**(1,284)**	(1,900)	(1,869)
Net periodic pension cost/(income)	**$ (2,640)**	$ (4,328)	$ (3,762)

The plan assets consist of common stock and bonds of public companies, U.S. government securities, cash and cash equivalents.

The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the two-year period ending December 31, 2002 and a statement of the funded status as of December 31 of both years:

(in thousands)	2002	2001
Reconciliation of benefit obligation:		
Obligation at January 1	**$ 124,523**	$ 116,444
Service cost	**3,120**	2,544
Interest cost	**9,269**	8,766
Benefit payments	**(7,760)**	(7,563)
Plan amendments	**2,770**	—
Actuarial loss	**13,340**	4,332
Obligation at December 31	**$ 145,262**	$ 124,523
Reconciliation of fair value of plan assets:		
Fair value of plan assets at January 1	**$ 138,794**	$ 153,649
Actual return on plan assets	**(17,231)**	(7,292)
Benefit payments	**(7,760)**	(7,563)
Fair value of plan assets at December 31	**$ 113,803**	$ 138,794
Reconciliation of funded status:		
Accumulated benefit obligation	**$ (119,235)**	$ (95,390)
Projected benefit obligation	**(145,262)**	(124,523)
Market value of fund assets	**113,803**	138,794
Funded status	**(31,459)**	14,271
Unrecognized transition asset	**—**	(73)
Unrecognized prior-service cost	**8,195**	6,710
Unrecognized net loss/(gain)	**32,981**	(13,831)
Prepaid pension cost	**9,717**	7,077
Additional minimum liability	**(15,149)**	—
Net pension (liability)/asset	**$ (5,432)**	$ 7,077

The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 31 of both years:

(in thousands)	2002	2001
Net pension (liability)/asset	**$ (5,432)**	$ 7,077
Intangible asset	**8,195**	—
Accumulated other comprehensive loss	**6,954**	—
Net amount recognized	**$ 9,717**	$ 7,077

The assumptions used for actuarial valuations were:

	2002	2001
Discount rate:		
Used for net periodic pension cost	**7.50%**	7.75%
Used to value pension (liability)/asset at year end	**6.75%**	7.50%
Rate of increase in future compensation level	**4.25%**	4.25%
Long-term rate of return on assets	**9.50%**	9.50%

The assumed rate of return on pension fund assets for the determination of 2003 net periodic pension cost is 8.5%.

EXECUTIVE SURVIVOR AND SUPPLEMENTAL RETIREMENT PLAN

The Company has an unfunded, nonqualified benefit plan for executive officers and certain key management employees. This plan provides defined benefit payments to these employees on their retirements for life or to their beneficiaries on their death for a 15-year postretirement period. Life insurance carried on the plan participants is payable to the Company on the employee's death. There are no plan assets in this nonqualified benefit plan due to the nature of the plan.

Net periodic pension cost for 2002, 2001 and 2000 includes the following components:

(in thousands)	2002	2001	2000
Service cost—benefit earned during the period	**$ (51)**	$ (76)	$ (136)
Interest cost on projected benefit obligation	**1,175**	956	798
Amortization of transition obligation	**—**	—	17
Amortization of prior-service cost	**86**	191	191
Recognized net actuarial loss	**398**	117	1
Net periodic pension cost	**$ 1,608**	$ 1,188	$ 871
Early retirement benefit	**240**	—	711
Total	**$ 1,848**	$ 1,188	$ 1,582

The following tables provide a reconciliation of the changes in the plan's benefit obligations over the two-year period ending December 31, 2002 and a statement of the funded status as of December 31 of both years:

(in thousands)	2002	2001
Reconciliation of benefit obligation:		
Obligation at January 1	**$ 14,365**	$ 12,713
Service cost	**(51)**	(76)
Interest cost	**1,175**	956
Plan amendments	**(182)**	(939)
Actuarial loss	**5,566**	2,451
Early retirement	**240**	—
Benefit payments	**(804)**	(740)
Obligation at December 31	**$ 20,309**	$ 14,365
Funded status:		
Funded status at December 31	**$ (20,309)**	$ (14,365)
Unrecognized prior-service cost	**836**	1,104
Unrecognized net actuarial loss	**10,292**	5,124
Net amount recognized	**$ (9,181)**	$ (8,137)

The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 31:

(in thousands)	2002	2001
Accrued benefit liability	**$ (15,052)**	$ (11,216)
Intangible asset	**836**	1,104
Accumulated other comprehensive loss	**5,035**	1,975
Net amount recognized	**$ (9,181)**	$ (8,137)

The assumptions used for actuarial valuations were:

	2002	2001
Discount rate:		
Used for net periodic pension cost	**7.50%**	7.75%
Used to value pension liability at year end	**6.75%**	7.50%
Rate of increase in future compensation level	**5.63%**	4.50%

POSTRETIREMENT BENEFITS

The Company provides a portion of health insurance and life insurance benefits for retired electric utility and corporate employees. Substantially all of the Company's electric utility and corporate employees may become eligible for health insurance benefits if they reach age 55 and have 10 years of service. On adoption of SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, in January 1993, the Company elected to recognize its transition obligation related to postretirement benefits earned of approximately $14,964,000 over a period of 20 years. There are no plan assets.

The net periodic postretirement benefit cost for 2002, 2001 and 2000 includes the following components:

(in thousands)	2002	2001	2000
Service cost—benefit earned during the period	**$ 615**	$ 681	$ 688
Interest cost on accumulated postretirement benefit obligation	**2,166**	1,768	1,701
Amortization of transition obligation	**748**	748	748
Amortization of prior-service cost	**(305)**	111	111
Life insurance benefits	**—**	—	865
Amortization of net gain	**—**	(51)	—
Net periodic postretirement benefit cost	**$ 3,224**	$ 3,257	$ 4,113

The following tables provide a reconciliation of the changes in the plan's benefit obligations over the two-year period ending December 31, 2002 and a statement of the funded status as of December 31 of both years:

(in thousands)	2002	2001
Reconciliation of benefit obligation:		
Obligation at January 1	$ 28,550	$ 24,606
Service cost	615	681
Interest cost	2,166	1,768
Benefit payments	(2,436)	(2,264)
Participant premium payments	953	682
Plan amendments	(285)	—
Actuarial loss	9,755	3,077
Obligation at December 31	$ 39,318	$ 28,550
Funded status:		
Funded status at December 31	$ (39,318)	$ (28,550)
Unrecognized transition obligation	7,482	8,230
Unrecognized prior-service cost	395	375
Unrecognized loss	11,059	1,304
Net amount recognized	$ (20,382)	$ (18,641)

The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 31:

(in thousands)	2002	2001
Accrued benefit liability	$ (20,382)	$ (18,641)

The assumed health-care cost-trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 2002 was 12.0% for 2003, decreasing linearly each successive year until it reaches 5.0% in 2010, after which it remains constant. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 6.75% as of December 31, 2002 and 7.50% as of December 31, 2001.

Assumed health-care cost-trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health-care cost-trend rates for 2002 would have the following effects:

(in thousands)	1 point increase	1 point decrease
Effect on total of service and interest cost components	$ 361	$ (309)
Effect on the postretirement benefit obligation	$ 4,662	$ (3,894)

LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

The Company has a leveraged employee stock ownership plan for the benefit of all its electric utility and corporate employees. Contributions made by the Company were $1,100,000 for both 2002 and 2001 and $1,130,000 for 2000.

▷ 10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND SHORT-TERM INVESTMENTS

The carrying amount approximates fair value because of the short-term maturity of those instruments.

OTHER INVESTMENTS

The carrying amount approximates fair value. A portion of other investments is in financial instruments that have variable interest rates that reflect fair value. The remainder of other investments is accounted for by the equity method which, in the case of operating losses, results in a reduction of the carrying amount.

LONG-TERM DEBT

The fair value of the Company's long-term debt is estimated based on the current rates available to the Company for the issuance of debt. About $15.5 million of the Company's long-term debt, which is subject to variable interest rates, approximates fair value.

(in thousands)	2002		2001	
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and short-term investments	$ 9,937	$ 9,937	$ 11,378	$ 11,378
Other investments	18,439	18,439	18,009	18,009
Long-term debt	(258,229)	(277,261)	(227,360)	(255,785)

▷ 11. PROPERTY, PLANT AND EQUIPMENT

(December 31, in thousands)	2002	2001
Electric plant:		
Production	$ 314,093	$ 313,013
Transmission	172,610	158,639
Distribution	268,400	258,774
General	80,279	80,044
Electric plant	835,382	810,470
Less accumulated depreciation and amortization	392,931	376,241
Electric plant net of accumulated depreciation	442,451	434,229
Construction work in progress	39,123	25,094
Net electric plant	$ 481,574	$ 459,323
Nonelectric operations plant	$ 178,656	$ 145,712
Less accumulated depreciation and amortization	74,828	65,622
Nonelectric plant net of accumulated depreciation	103,828	80,090
Construction work in progress	2,484	3,564
Net nonelectric operations plant	$ 106,312	$ 83,654
Net plant	$ 587,886	$ 542,977

The estimated service lives for rate-regulated properties is 5 to 65 years. For nonelectric property the estimated useful lives are from 3 to 40 years.

	Service Life Range	
(years)	Low	High
Electric fixed assets:		
Production plant	34	62
Transmission plant	40	55
Distribution plant	15	55
General plant	5	65
Nonelectric fixed assets	3	40

▷ 12. INCOME TAXES

The total income tax expense differs from the amount computed by applying the federal income tax rate (35% in 2002, 2001 and 2000) to net income before total income tax expense for the following reasons:

(in thousands)	2002	2001	2000
Tax computed at federal statutory rate	**$ 23,167**	$ 22,290	$ 20,789
Increases (decreases) in tax from:			
State income taxes net of federal income tax benefit	**2,441**	2,564	2,279
Investment tax credit amortization	**(1,152)**	(1,176)	(1,183)
Differences reversing in excess of federal rates	**(1,055)**	(503)	(774)
Dividend received/paid deduction	**(699)**	(674)	(670)
Affordable housing tax credits	**(1,418)**	(1,418)	(1,414)
Permanent and other differences	**(1,223)**	(1,000)	(672)
Total income tax expense	**$ 20,061**	$ 20,083	$ 18,355
Overall effective federal and state income tax rate	**30.3%**	31.5%	30.9%
Income tax expense includes the following:			
Current federal income taxes	**$ 18,651**	$ 21,110	$ 21,835
Current state income taxes	**3,856**	3,107	4,162
Deferred federal income taxes	**15**	(2,247)	(4,717)
Deferred state income taxes	**109**	707	(328)
Affordable housing tax credits	**(1,418)**	(1,418)	(1,414)
Investment tax credit amortization	**(1,152)**	(1,176)	(1,183)
Total	**$ 20,061**	$ 20,083	$ 18,355

The Company's deferred tax assets and liabilities were composed of the following on December 31, 2002 and 2001:

(in thousands)	2002	2001
Deferred tax assets		
Amortization of tax credits	**$ 8,345**	$ 9,098
Vacation accrual	**1,836**	1,892
Unearned revenue	**1,420**	1,850
Operating reserves	**15,690**	13,552
Differences related to property	**5,239**	4,394
Transfer to regulatory liability	**618**	577
Other	**2,956**	2,025
Total deferred tax assets	**$ 36,104**	$ 33,388
Deferred tax liabilities		
Differences related to property	**(109,224)**	(104,764)
Excess tax over book pension	**(3,855)**	(2,812)
Transfer to regulatory asset	**(10,237)**	(5,053)
Other	**(2,448)**	(2,330)
Total deferred tax liabilities	**$ (125,764)**	$(114,959)
Deferred income taxes	**$ (89,660)**	$ (81,571)

▷ 13. QUARTERLY INFORMATION (UNAUDITED)

Because of changes in the number of common shares outstanding and the impact of diluted shares, the sum of the quarterly earnings per common share may not equal total earnings per common share.

▷ THREE MONTHS ENDED	MARCH 31		JUNE 30		SEPTEMBER 30		DECEMBER 31	
(in thousands, except per share data)	2002	2001	2002	2001	2002	2001	2002	2001
Operating revenues	**$ 157,733**	$ 159,654	**$ 176,572**	$ 157,332	**$ 185,750**	$ 177,674	**$ 190,061**	$ 159,472
Operating income	**18,935**	22,438	**19,848**	15,720	**23,008**	20,310	**20,191**	19,016
Net income	**10,032**	12,000	**10,587**	9,157	**12,882**	11,077	**12,627**	11,369
Earnings available for common shares	**9,848**	11,530	**10,403**	8,688	**12,698**	10,607	**12,443**	10,785
Basic earnings per share	**$ .40**	$ .47	**$ .41**	$ .35	**$ .50**	$ .43	**$ .49**	$ .44
Diluted earnings per share	**.40**	.47	**.41**	.35	**.50**	.43	**.48**	.43
Dividends paid per common share	**.265**	.26	**.265**	.26	**.265**	.26	**.265**	.26
Price range:								
High	**$ 31.80**	$ 31.00	**$ 34.90**	$ 30.10	**$ 31.50**	$ 30.00	**$ 29.23**	$ 29.45
Low	**25.75**	23.00	**28.50**	24.12	**22.82**	26.75	**25.22**	27.50
Average number of common shares outstanding—basic	**24,668**	24,577	**25,117**	24,586	**25,328**	24,606	**25,589**	24,633
Average number of common shares outstanding—diluted	**24,919**	24,776	**25,412**	24,799	**25,497**	24,881	**25,781**	24,912

OPERATING RATIOS

(in thousands)	2002	2001	2000	1999	1998	1997	1992
Operating revenues	**$ 710,116**	$ 654,132	$ 586,931	$ 489,244	$ 433,152	$ 399,327	$ 209,538
Operating expenses *(a)*	**$ 628,134**	$ 576,648	$ 512,683	$ 421,031	$ 374,616	$ 336,113	$ 157,152
Operating ratio	**88.5**	88.2	87.3	86.1	86.5	84.2	75.0

(a) Excludes income taxes

SELECTED COMMON SHARE DATA

(in thousands)	2002	2001	2000	1999	1998	1997	1992
Earnings available for common shares	**$ 45,392**	$ 41,610	$ 39,163	$ 43,067	$ 32,162	$ 29,988	$ 24,258
Average number of shares—diluted	**25,397**	24,832	24,649	24,575	23,596	23,277	22,369
Diluted earnings per share	**$ 1.79**	$ 1.68	$ 1.59	$ 1.75	$ 1.36	$ 1.29	$ 1.08
Common dividends	**$ 26,729**	$ 25,256	$ 24,328	$ 23,554	$ 22,642	$ 21,496	$ 18,344
Dividends paid per share	**$ 1.06**	$ 1.04	$ 1.02	$ 0.99	$ 0.96	$ 0.93	$ 0.82
Payout ratio	**59%**	62%	64%	57%	71%	72%	76%
Market price:							
High	**$ 34.90**	$ 31.00	$ 29.00	$ 22.78	$ 21.28	$ 19.19	$ 18.13
Low	**$ 22.82**	$ 23.00	$ 17.75	$ 17.00	$ 15.06	$ 15.00	$ 15.25
Common price/earnings ratio:							
High	**19.5**	18.5	18.2	13.0	15.7	14.9	16.8
Low	**12.7**	13.7	11.2	9.7	11.1	11.6	14.1
Book value per common share	**$ 12.25**	$ 11.33	$ 10.71	$ 10.12	$ 9.47	$ 8.96	$ 7.36

SELECTED DATA AND RATIOS

	2002	2001	2000	1999	1998	1997	1992
Net income (in thousands)	**$ 46,128**	$ 43,603	$ 41,042	$ 45,295	$ 34,520	$ 32,346	$ 26,538
Interest coverage before taxes	**4.7x**	5.1x	4.6x	5.8x	4.1x	3.6x	4.2x
Effective income tax rate (percent)	**30**	32	31	35	33	31	34
Capital ratios:							
Long-term debt and current maturities (percent)	**44.7**	46.5	41.4	40.2	41.5	44.8	45.3
Preferred stock (percent)	**2.6**	2.8	6.6	7.1	8.6	8.6	10.4
Common equity (percent)	**52.7**	50.7	52.0	52.7	49.9	46.6	44.3
	100.0	100.0	100.0	100.0	100.0	100.0	100.0

CAPITALIZATION

(in thousands)	2002	2001	2000	1999	1998	1997	1992
Long-term debt and current maturities	**$ 265,919**	$ 256,306	$ 209,416	$ 189,433	$ 186,840	$ 202,297	$ 168,236
Preferred stock	**15,500**	15,500	33,500	33,500	38,831	38,831	38,831
Common stock equity:							
Par	**127,961**	123,267	122,871	122,857	59,398	58,655	55,901
Premium	**24,135**	1,526	50	—	39,919	35,196	30,421
Unearned compensation expense	**(1,946)**	(151)	(226)	(301)	—	—	—
Retained earnings	**163,315**	154,666	140,576	126,210	125,759	116,305	78,189
Total common equity	**$ 313,465**	$ 279,308	$ 263,271	$ 248,766	$ 225,076	$ 210,156	$ 164,511
Total capitalization including current maturities	**$ 594,884**	$ 551,114	$ 506,187	$ 471,699	$ 450,747	$ 451,284	$ 371,578
Income before interest charges (includes AFC borrowed)	**$ 64,871**	$ 59,972	$ 58,177	$ 60,601	$ 46,302	$ 50,952	$ 39,760
Percent return on capitalization	**10.9**	10.9	11.5	12.8	10.3	11.3	10.7
Percent return on average common equity	**15.3**	15.5	15.4	18.4	15.0	14.9	15.0

TIMES INTEREST EARNED AND PREFERRED DIVIDEND COVERAGE

	2002	2001	2000	1999	1998	1997	1992
Before income taxes:							
Long-term debt interest *(a)*	**5.1**	5.2	4.8	6.0	4.3	4.0	4.3
After income taxes:							
Long-term debt interest *(b)*	**3.9**	3.9	3.6	4.3	3.3	3.1	3.2
Long-term debt interest and preferred dividends *(c)*	**3.7**	3.5	3.2	3.7	2.8	2.7	2.7
Preferred dividends *(d)*	**62.7**	21.9	21.9	20.3	13.0	13.7	11.6

(a) Income before interest charges + income taxes ÷ bond interest
(b) Income before interest charges ÷ bond interest
(c) Income before interest charges ÷ bond interest and preferred dividends
(d) Net income ÷ preferred dividends

▷ DEPRECIATION RESERVE

(in thousands)	2002	2001	2000	1999	1998	1997	1992
Electric plant in service	**$ 835,382**	$ 810,470	$ 795,357	$ 779,037	$ 770,887	$ 758,551	$ 662,055
Depreciation reserve	**$ 392,931**	$ 376,241	$ 358,301	$ 342,915	$ 332,315	$ 315,011	$ 248,255
Reserve to electric plant (percent)	**47.0**	46.4	45.0	44.0	43.1	41.5	37.5
Composite depreciation rate (percent)	**3.08**	3.06	3.06	3.06	3.12	3.08	2.90

▷ RATIO OF DEBT TO ELECTRIC PLANT

(in thousands)	2002	2001	2000	1999	1998	1997	1992
Electric plant:							
Gross *(a)*	**$ 874,505**	$ 835,564	$ 805,896	$ 790,016	$ 781,382	$ 770,698	$ 668,867
Net	**$ 481,574**	$ 459,323	$ 447,595	$ 447,101	$ 449,067	$ 455,687	$ 420,612
Debt *(b)*	**$ 166,975**	$ 155,485	$ 152,617	$ 153,502	$ 154,384	$ 157,473	$ 148,289
Ratio to electric plant—net (percent)	**35**	34	34	34	34	35	35

(a) Includes construction work in progress
(b) Includes sinking fund requirements and current maturities

▷ PEAK DEMAND AND NET GENERATING CAPABILITY

	2002	2001	2000	1999	1998	1997	1992
Peak demand (kw)	**640,220**	630,262	642,826	628,259	635,174	635,529	568,560
Net generating capability (kw):							
Steam	**557,308**	557,400	559,093	561,006	556,851	555,026	543,262
Internal combustion turbines	**87,358**	89,085	90,344	91,071	90,634	91,208	88,023
Hydro	**4,336**	4,365	4,296	3,991	4,109	4,374	3,988
Total generating capability	**649,002**	650,850	653,733	656,068	651,594	650,608	635,273

▷ ELECTRIC INVESTMENT

	2002	2001	2000	1999	1998	1997	1992
Electric utility plant—net *(a)* (in thousands)	**$ 481,574**	$ 459,323	$ 447,595	$ 447,101	$ 449,067	$ 455,687	$ 420,612
Total retail electric revenue (in thousands)	**$ 206,870**	$ 199,101	$ 188,879	$ 181,733	$ 187,279	$ 185,577	$ 162,146
Total retail electric customers	**127,093**	126,548	126,687	126,231	125,655	125,142	121,937
Investment per dollar revenue	**$ 2.33**	$ 2.31	$ 2.37	$ 2.46	$ 2.40	$ 2.46	$ 2.59
Investment per customer	**$ 3,789**	$ 3,630	$ 3,533	$ 3,542	$ 3,574	$ 3,641	$ 3,449

(a) Electric plant in service less accumulated provision for depreciation plus construction work in progress

▷ OUTPUT KILOWATT-HOURS

(in thousands)	2002	2001	2000	1999	1998	1997	1992
Net generated	**3,548,413**	3,765,265	3,610,301	3,546,048	3,202,143	2,934,247	2,471,490
Purchased and net interchange	**4,135,932**	3,224,662	2,724,190	2,099,207	2,446,034	1,980,428	1,733,634
Total *(a)*	**7,684,345**	6,989,927	6,334,491	5,645,255	5,648,177	4,914,675	4,205,124

(a) Not including wheeled energy


JOHN D. ERICKSON


LAURIS N. MOLBERT


KEVIN G. MOUG


GEORGE A. KOECK

◄ OFFICERS

▶ **JOHN D. ERICKSON**
President and
Chief Executive Officer (44-22)*

▶ **LAURIS N. MOLBERT**
Executive Vice President and
Chief Operating Officer (45-8)

▶ **KEVIN G. MOUG**
Chief Financial Officer and
Treasurer (43-6)

▶ **GEORGE A. KOECK**
Corporate Secretary and
General Counsel (50-3)

**(Ages-years of service) are as of the 2003 Annual Meeting of Shareholders.*

A–Audit Committee
C–Compensation Committee
CG–Corporate Governance Committee
E–Executive Committee

***(Ages-years as director) are as of the 2003 Annual Meeting of Shareholders.*

DIRECTORS ►


JOHN MACFARLANE


THOMAS M. BROWN


DENNIS R. EMMEN


MAYNARD D. HELGAAS


ARVID R. LIEBE


KENNETH L. NELSON


NATHAN I. PARTAIN


GARY J. SPIES


ROBERT N. SPOLUM

▶ **JOHN MACFARLANE**
Chairman of the Board of Directors
(63-20)** *E*
Fergus Falls, Minnesota
Retired President and Chief Executive Officer, Otter Tail Corporation

▶ **THOMAS M. BROWN**
(72-12) *C / CG*
Minneapolis, Minnesota
Retired Partner, Dorsey & Whitney LLP
(law firm)

▶ **DENNIS R. EMMEN**
(69-19) *A / C*
Fergus Falls, Minnesota
Retired Senior Vice President, Finance, Treasurer and Chief Financial Officer, Otter Tail Power Company

▶ **MAYNARD D. HELGAAS**
(68-18) *C / CG*
Jamestown, North Dakota
Chairman of the Board,
Midwest Agri-Development Corp.
(farm equipment and supplies)
General Partner, MZB Technologies, LLC
(precision agronomy mapping and data management company)

▶ **ARVID R. LIEBE**
(61-8) *C / E*
Milbank, South Dakota
President, Liebe Drug, Inc.
(retail business)
Owner, Liebe Farms, Inc.

▶ **KENNETH L. NELSON**
(61-13) *A*
Perham, Minnesota
President and Chief Executive Officer,
Barrel O' Fun, Inc., Kenny's Candy Inc.,
Tuffy's Pet Foods, Inc.
Owner, Nelson Confections
(snack and pet foods manufacturers)

▶ **NATHAN I. PARTAIN**
(46-10) *A / E / CG*
Chicago, Illinois
President, Chief Executive Officer, and Chief Investment Officer, Duff & Phelps Utilities Income Inc.
(closed-end utility income fund)

▶ **GARY J. SPIES**
(61-2) *A / CG*
Fergus Falls, Minnesota
Chairman and President,
Service Food, Inc., and Spies, Inc.
(supermarkets)
Partner, Fergus Falls Development Company and Midwest Regional Development Company, LLC
(land and housing development)

▶ **ROBERT N. SPOLUM**
(72-12) *A / E*
Fargo, North Dakota
Retired Chairman, President, and Chief Executive Officer, Melroe Company
(industrial equipment manufacturer)
Principal, Robert N. Spolum & Associates (business consultants)

SHAREHOLDER SERVICES

2003 ANNUAL MEETING OF SHAREHOLDERS

Monday, April 14, 2003
10 A.M., CST
Bigwood Event Center
921 Western Avenue
Fergus Falls, Minnesota

EX-DIVIDEND	RECORD		PAYMENT
Feb. 12	Feb. 14	P	Mar. 1
		C	Mar. 10
May 13	May 15	P	May 31
		C	June 10
Aug. 13	Aug. 15	P	Aug. 30
		C	Sept. 10
Nov. 12	Nov. 14	P	Dec. 1
		C	Dec. 10

CASH INVESTMENT AND SELL DATES FOR DIVIDEND REINVESTMENT

Jan. 2	Feb. 3	Mar. 3
April 1	May 1	June 2
July 1	Aug. 1	Sept. 2
Oct. 1	Nov. 3	Dec. 1

Nasdaq . . . . *OTTR*
Senior unsecured debt ratings
Fitch . . . . *A+/stable*
Moody's Investor Service *A2/negative*
Standard & Poor's. . . . . *A/stable*
Year-end stock price *$26.90*
Year-end price/earnings ratio *15.0*
Year-end market-to-book ratio *2.2*
Annual dividend yield. *3.9%*
Shares outstanding. . . . . *25.6 million*
Market capitalization
(as of December 31, 2002). . . . *$688 million*
2002 average daily trading volume. . . . *33,589*
Institutional holdings
(shares as of December 31, 2002) 5.1 million

OTTER TAIL CORPORATION STOCK LISTING

Otter Tail Corporation common stock trades on The Nasdaq Stock Market. The daily closing price is printed in *The Wall Street Journal*, Minneapolis *Star Tribune*, Fargo *Forum* and other major daily newspapers. Our ticker symbol is OTTR. You also can find our daily stock price on our web site, www.ottertail.com.

DIVIDENDS

Shareholders value Otter Tail Corporation's ability to increase earnings and dividends. We have paid dividends on our common shares each quarter since 1938 without interruption or reduction and have increased them annually since 1975. 2002 dividends were $1.06 per share. The indicated annual rate for 2003 is $1.08. The 2002 yield was 3.9% and the 2002 payout ratio was 59%. Total return has compounded at an average rate of 10.1% per year over the past ten years.

DIVIDEND REINVESTMENT

The corporation's Dividend Reinvestment and Share Purchase Plan provides shareholders of record with a convenient method for purchasing shares of Otter Tail Corporation common stock. About 69% of eligible shareowners holding about 17% of our eligible common shares are enrolled. Through this plan, participants may have their dividends automatically reinvested in additional shares without paying any brokerage commissions or service charges. Shareholders may contribute a minimum of $10 and a maximum of $5,000 per month. Automatic withdrawal from a checking or savings account is available for this service. Shareholders may sell up to 25 shares a month through the plan. For more information, contact Shareholder Services.

ELECTRONIC DIVIDEND DEPOSIT

Shareholders, including institutional holders, can arrange for direct electronic deposit of their dividends to their checking or savings accounts. Electronic deposit is safe, reliable and convenient. For authorization materials, contact Shareholder Services.

PROTECTING STOCK CERTIFICATES

Since replacing missing certificates is a costly, time-consuming process, shareholders should keep a separate record of the certificate number, purchase date, date of issue, price paid and exact registration name. If you're enrolled in the Dividend Reinvestment and Share Purchase Plan, you have the option of depositing your common certificates into your plan account.

TRANSFER AGENTS

Common and preferred:
Shareholder Services
Otter Tail Corporation
P.O. Box 496
Fergus Falls, MN 56538-0496
Phone: 800-664-1259 or
218-739-8479

Common only:
Shareowner Services
Wells Fargo Bank Minnesota, N.A.
P.O. Box 64854
St. Paul, MN 55164-0854
Phone: 800-468-9716 or
651-450-4064

OTTER TAIL CORPORATION

WWW.OTTERTAIL.COM

Shareholder Services
Otter Tail Corporation
215 South Cascade Street
P.O. Box 496
Fergus Falls, MN 56538-0496
Phone: 800-664-1259 or 218-739-8479
Fax: 218-998-3165
Email: sharesvc@ottertail.com